Stock Fund

www.dodgeandcox.com

For Fund literature, transactions and account information, please visit the Funds’ web site.

or write or call:

DODGE & COX FUNDS

c/o Boston Financial Data Services

P.O. Box 8422

Boston, Massachusetts 02266-8422

(800) 621-3979

INVESTMENT MANAGER

Dodge & Cox

555 California Street, 40th Floor

San Francisco, California 94104

(415) 981-1710

This report is submitted for the general information of the shareholders of the Fund. The report is not authorized for distribution to prospective investors in the Fund unless it is accompanied by a current prospectus.

This report reflects our views, opinions and portfolio holdings as of September 30, 2007, the end of the reporting period. Any such views are subject to change at any time based upon market or other conditions and Dodge & Cox disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dodge & Cox Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dodge & Cox Fund.

09/07 SF QR       Printed on recycled paper

2007

Third Quarter Report

September 30, 2007

Stock Fund

ESTABLISHED 1965

TICKER:  DODGX

(Closed to New Investors)

TO OUR SHAREHOLDERS

The Dodge & Cox Stock Fund had a total return of -1.9% for the third quarter of 2007, compared to 2.0% for the Standard & Poor’s 500 Index (S&P 500). For the nine months ended September 30, 2007, the Fund had a total return of 5.2%, compared to 9.1% for the S&P 500. At quarter end, the Fund had net assets of $69.4 billion with a cash position of 1.9%.

PERFORMANCE REVIEW AND STRATEGY

The third quarter was volatile as investors contended with the subprime mortgage debacle and its broader impact on financial markets, the U.S. consumer and the economy (more on that topic later). It is our experience that short-term volatility often leads to longer-term opportunities. Whenever stock prices move significantly, we revisit our outlook for each company’s long-term earnings prospects and ask ourselves the question, “Given what we know today about the company and its current valuation, do we want to own it over the next three to five years?”

It is not uncommon for the Fund to underperform the market over shorter time periods, as it did this quarter. The last 20 years include 80 quarters—the Fund outperformed the S&P 500 in 41 of them and underperformed in 39. Nevertheless, the Fund has provided a strong annualized relative return over these 20 years (13.2% compared to 10.6% for the S&P 500). Of course, past performance does not guarantee future results.

The Fund’s year-to-date underperformance of the S&P 500 is a function of the following factors:

The Fund’s Information Technology stocks (up 7%) underperformed those in the S&P 500 (up 17%). Higher valuation Information Technology stocks (those with price-to-sales ratios (P/S) greater than three times) make up 12% of the S&P 500, compared to 2% for the Fund. These stocks have done quite well year-to-date, but their high valuations incorporate expectations that high profit margins will continue. We believe that over the long term it may be difficult for these leading companies to maintain their higher profit margins, considering the rapid pace of technological innovation and increased global competition. Consequently, our focus within the Information Technology sector is primarily on lower valuation (and expectation) companies that have opportunities to improve their profitability through cost cutting and restructuring, but that also have significant intellectual capital and opportunities to grow. Lower valuation Information Technology stocks (P/S less than three times) comprise 14% of the Fund compared to 5% of the S&P 500. Three of the Fund’s largest holdings include Hewlett Packard (P/S of 1.4 times; up 22%), Motorola (P/S of 1.1 times; down 9%) and Electronic Data Systems (P/S of 0.5 times; down 20%).

During the first nine months, Health Care was another area of weakness for the Fund. The Fund has 19% of its value in Health Care companies and these stocks collectively returned 1%. The S&P 500 has a 12% weighting in Health Care, and those stocks returned 7%. Sanofi-Aventis (down 6%) and Wyeth (down 11%) were the Fund’s two largest detractors in this sector. The combination of historically low valuations, financial strength and long-term innovation in biological sciences encourages us to continue holding and opportunistically add to the Fund’s pharmaceutical positions. If pricing pressures persist, we believe these companies can continue to respond by cutting costs. Pharmaceutical companies can also use their significant free cash flow to repurchase shares and pay dividends. Demand for health care products and services should grow as the average age in the developed world rises and populations in the developing world grow wealthier. During the third quarter, we added new investments in UnitedHealth Group and Johnson & Johnson.

The Fund’s Consumer Discretionary stocks (21% of the Fund) collectively returned -1%, primarily due to investor concerns about the potential for slower consumer spending. Within the Consumer Discretionary sector, cable companies Comcast (down 14%) and Time Warner (down 15%) were the largest detractors. Although they have recently underperformed, we believe these companies’ fundamentals have improved and their longer-term prospects in relation to current valuations look favorable. We added to these positions during the quarter. Other Consumer Discretionary companies such as Macy’s (down 14%), Matsushita (down 6%) and Home Depot (down 13%) have also been weak this year, and we have maintained (or added to) the Fund’s positions in each.

PAGE 1 ▪ DODGE & COX STOCK FUND

SUBPRIME MORTGAGE DEBT AND THE RECENT CREDIT CRISIS

From time to time, investors realize that a significant portion of money lent out in balmier days will not be repaid. In the third quarter, investors experienced one such collective realization with respect to subprime mortgage debt. Exacerbating the uncertainty surrounding subprime mortgage debt was the fact that over the past few years the debt had been securitized and distributed globally (i.e., transparency had been limited and risk spread across borders). As the subprime mortgage debt market went from balmy to foggy, certain markets, such as the asset-backed commercial paper market, became illiquid. Central banks were quick to offset the liquidity problems, but the panic triggered a re-pricing of risk. Equity prices fluctuated and fixed income investors bid up the prices of risk-free U.S. Treasuries. Collateral implications of the subprime mess, such as its impact on the housing market, the U.S. consumer and the economy, may take time to emerge from the fog. The fog, however, always lifts, and uncertainty is eventually sorted out. That appears to be occurring in fixed income markets, and the equity market has approached its pre-crisis levels, even though the subprime problem itself may be with us for some time.

The subprime mortgage crisis led to volatility in the Financials sector in particular. The Fund’s lower relative weighting in Financials (15% of the Fund compared to 20% of the S&P 500) helped relative returns year-to-date. Although the Fund does not have any direct exposure to the securities of subprime lenders, it does have indirect exposure via its holdings in diversified financial firms, commercial banks, insurance companies and the finance division of General Electric. We believe this exposure is small in relationship to the size and scale of each company, and that each is well-capitalized and able to withstand the downturn in this area. We are monitoring the situation, but based on current information, we do not believe the Fund’s exposures are large enough to materially change our long-term outlook for these companies.

PROSPECTS FOR GLOBAL GROWTH

While the subprime situation may take time to sort out, we remain optimistic about the long-term prospects for global economic growth. Growth in the developing world continues to be rapid as populations are being empowered to produce and consume more by the adoption of free market economic principles and the rapid pace of technological innovation. Regarding the developed world, we believe the historic vitality of the U.S. economy will continue and that the Japanese economy may provide additional long-term growth potential to the global economy. As investors, we get particularly excited when we identify companies at the intersection of low valuation, global reach, business franchise dominance and technological innovation. We believe the third quarter’s market turmoil presented us with one such opportunity with the insurance company American International Group (AIG). We discuss AIG to illustrate our investment process, not to imply that we think it is more attractive than the Fund’s other holdings.

The Fund held AIG for many years until we sold it in 1997. In retrospect we sold AIG too early, as its valuation continued to rise, eventually peaking in 2000 at 44 times its earnings. We continued to follow AIG closely after its sale, but avoided investing again because it was trading at a premium to its peers and the market. We purchased AIG again this past quarter, as it now trades at 10 times its expected 2008 earnings—comparable to its industry average. AIG is diversified both in terms of its business lines and its geographical exposure. The company provides property and casualty insurance, life insurance, and financial and asset management services in over 130 countries. In 2006, approximately half of the company’s revenues came from outside of the U.S., and it continues to expand in the developing world, especially Asia. AIG’s risks include its large size, which may make it more challenging for the company to grow as fast in the future as it has in the past, and the complexity of its business and use of derivatives, which could lead to operating volatility down the road. Nevertheless, at its current valuation we believe AIG presents an attractive opportunity to own a dominant business franchise that is expanding in the developing world.

The Fund currently owns 87 stocks, many of which, like AIG, are increasingly exposed to global economic growth. As of quarter end, 42 of the Fund’s U.S.-based holdings (representing 47% of the Fund) have at least a quarter of their revenues generated outside the U.S. In

DODGE & COX STOCK FUND ▪ PAGE 2

addition, the Fund owns 16 companies (19% of the Fund) that are domiciled outside the U.S.

OUTLOOK

Equity valuations, while not low, appear reasonable, and we remain fully invested with a low cash position. As markets move and opportunities emerge, we are constantly guided by our investment compass: a long-term time horizon, a focus on individual company analysis, and a strict valuation discipline to examine each investment’s potential downside risk. This fundamental approach has guided Dodge & Cox throughout many market cycles, and we will continue to use it diligently on your behalf in the years ahead.

Thank you for your continued confidence in our firm as a shareholder of the Dodge & Cox Stock Fund. As always, we welcome your comments and questions.

For the Board of Trustees,

John A. Gunn, Chairman	Kenneth E. Olivier, President

November 2, 2007

GROWTH OF $10,000 OVER 10 YEARS

FOR AN INVESTMENT MADE ON SEPTEMBER 30, 1997

AVERAGE ANNUAL TOTAL RETURN

FOR PERIODS ENDED SEPTEMBER 30, 2007

	1 Year	5 Years	10 Years	20 Years
Dodge & Cox Stock Fund	12.07%	18.37%	11.81%	13.19%
S&P 500	16.45	15.44	6.57	10.58

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 1-800-621-3979 for current performance figures.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. The Standard & Poor’s 500 (S&P 500) is a broad-based unmanaged measure of common stocks. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Standard & Poor’s, Standard & Poor’s 500, and S&P 500® are trademarks of The McGraw-Hill Companies, Inc.

PAGE 3 ▪ DODGE & COX STOCK FUND

FUND INFORMATION	September 30, 2007

GENERAL INFORMATION
Net Asset Value Per Share	$158.47
Net Assets (billions)	$69.4
Expense Ratio (1/1/07 to 6/30/07, annualized)	0.52%
Portfolio Turnover Rate (1/1/07 to 6/30/07, unannualized)	8%
30-Day SEC Yield(a)	1.13%
Fund Inception	1965
No sales charges or distribution fees

Investment Manager: Dodge & Cox, San Francisco. Managed by the Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 22 years.

ASSET ALLOCATION

PORTFOLIO CHARACTERISTICS	Fund	S&P 500
Number of Stocks	87	500
Median Market Capitalization (billions)	$29	$13
Weighted Average Market Capitalization (billions)	$87	$111
Price-to-Earnings Ratio(b)	14.1x	16.2x
Foreign Stocks(c)	18.7%	0.0%

TEN LARGEST HOLDINGS(d)	Fund
Hewlett-Packard Co.	4.1%
Comcast Corp.	3.2
Motorola, Inc.	2.9
Chevron Corp.	2.9
News Corp.	2.9
Wal-Mart Stores, Inc.	2.9
Sony Corp. (Japan)	2.7
Sanofi-Aventis (France)	2.6
Wachovia Corp.	2.5
Pfizer, Inc.	2.5

SECTOR DIVERSIFICATION	Fund	S&P 500
Consumer Discretionary	20.7%	9.2%
Health Care	19.2	11.7
Information Technology	16.0	16.1
Financials	14.7	19.8
Energy	11.2	11.7
Industrials	6.2	11.5
Materials	3.8	3.2
Consumer Staples	3.4	9.5
Telecommunication Services	2.9	3.8
Utilities	0.0	3.5

(a)	SEC yield is an annualization of the Fund’s net investment income per share for the 30-day period ended on the last day of the month.
(b)	Price-to-earnings (P/E) ratios are calculated using 12-month forward earnings estimates.
(c)	Foreign stocks are U.S. dollar-denominated.
(d)

The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

DODGE & COX STOCK FUND ▪ PAGE 4

PORTFOLIO OF INVESTMENTS (unaudited)	September 30, 2007

COMMON STOCKS: 98.1%

	SHARES	VALUE
CONSUMER DISCRETIONARY: 20.7%
AUTOMOBILES & COMPONENTS: 0.1%
Honda Motor Co., Ltd. ADR(b) (Japan)	2,410,000	$80,397,600
CONSUMER DURABLES & APPAREL: 6.0%
Koninklijke Philips Electronics NV(b) (Netherlands)	8,102,100	364,108,374
Matsushita Electric Industrial Co., Ltd. ADR(b) (Japan)	83,574,797	1,550,312,484
Nike, Inc., Class B	5,011,800	293,992,188
Sony Corp. ADR(b) (Japan)	38,500,000	1,850,310,000
Thomson ADR(b) (France)	6,486,900	98,860,356

		4,157,583,402
CONSUMER SERVICES: 2.0%
McDonald’s Corp.	25,516,800	1,389,900,096
MEDIA: 10.0%
Comcast Corp., Class A(a)	92,342,945	2,232,852,410
EchoStar Communications Corp.(a)	7,341,870	343,672,935
Interpublic Group of Companies, Inc.(a),(c)	28,804,600	298,991,748
Liberty Capital, Series A(a)	2,227,080	278,006,397
Liberty Global, Inc., Series A(a)	961,907	39,457,425
Liberty Global, Inc., Series C(a)	1,569,140	60,662,952
News Corp., Class A	91,316,338	2,008,046,273
Time Warner, Inc.	90,845,400	1,667,921,544

		6,929,611,684
RETAILING: 2.6%
Gap, Inc.	23,460,000	432,602,400
Genuine Parts Co.(c)	7,378,700	368,935,000
Home Depot, Inc.	14,501,000	470,412,440
Liberty Interactive, Series A(a)	8,856,900	170,141,049
Macy’s, Inc.	10,872,962	351,414,132

		1,793,505,021

		14,350,997,803
CONSUMER STAPLES: 3.4%
FOOD & STAPLES RETAILING: 2.9%
Wal-Mart Stores, Inc.	45,807,500	1,999,497,375
HOUSEHOLD & PERSONAL PRODUCTS: 0.5%
Avon Products, Inc.	9,669,100	362,881,323

		2,362,378,698
ENERGY: 11.2%
Baker Hughes, Inc.	14,026,100	1,267,538,657
Chevron Corp.	21,660,281	2,026,969,096
ConocoPhillips	10,943,100	960,475,887
Exxon Mobil Corp.	6,879,400	636,757,264
Occidental Petroleum Corp.	15,010,800	961,892,064
Royal Dutch Shell PLC ADR(b) (United Kingdom)	9,737,864	799,478,634
Schlumberger, Ltd.	8,990,764	944,030,220
Spectra Energy Corp.	7,043,500	172,424,880

		7,769,566,702

	SHARES	VALUE
FINANCIALS: 14.7%
BANKS: 4.2%
HSBC Holdings PLC(b) (United Kingdom)	7,900,500	$731,586,300
Wachovia Corp.	34,990,070	1,754,752,010
Wells Fargo & Co.	11,365,100	404,824,862

		2,891,163,172
DIVERSIFIED FINANCIALS: 4.4%
Capital One Financial Corp.	19,347,511	1,285,255,156
Citigroup, Inc.	23,280,300	1,086,491,601
Legg Mason, Inc.	3,900,000	328,731,000
SLM Corp.	7,200,600	357,653,802

		3,058,131,559
INSURANCE: 6.1%
Aegon NV(b) (Netherlands)	30,305,148	576,706,966
American International Group, Inc.	14,418,984	975,444,268
Chubb Corp.	10,749,600	576,608,544
Genworth Financial, Inc., Class A	7,895,000	242,613,350
Loews Corp.	11,574,400	559,622,240
The Travelers Companies, Inc.	22,350,350	1,125,116,619
Unum Group	7,300,750	178,649,353

		4,234,761,340

		10,184,056,071
HEALTH CARE: 19.2%
HEALTH CARE EQUIPMENT & SERVICES: 6.7%
Boston Scientific Corp.(a)	45,215,100	630,750,645
Cardinal Health, Inc.(c)	23,319,250	1,458,152,702
Covidien, Ltd.	16,318,200	677,205,300
Health Management Associates, Inc.(c)	15,306,600	106,227,804
UnitedHealth Group, Inc.	6,840,000	331,261,200
WellPoint, Inc.(a)	18,239,790	1,439,484,227

		4,643,081,878
PHARMACEUTICALS & BIOTECHNOLOGY: 12.5%
Bristol-Myers Squibb Co.	20,300,350	585,056,087
GlaxoSmithKline PLC ADR(b) (United Kingdom)	31,418,900	1,671,485,480
Johnson & Johnson	4,571,350	300,337,695
Novartis AG ADR(b) (Switzerland)	26,572,200	1,460,408,112
Pfizer, Inc.	71,025,600	1,735,155,408
Sanofi-Aventis ADR(b) (France)	42,599,600	1,807,075,032
Thermo Fisher Scientific, Inc.(a)	7,722,900	445,765,788
Wyeth	14,542,800	647,881,740

		8,653,165,342

		13,296,247,220
INDUSTRIALS: 6.2%
CAPITAL GOODS: 2.1%
General Electric Co.	20,266,200	839,020,680
Masco Corp.	12,912,800	299,189,576
Tyco International, Ltd.	7,768,200	344,441,988

		1,482,652,244

PAGE 5 ▪ DODGE & COX STOCK FUND

PORTFOLIO OF INVESTMENTS (unaudited)	September 30, 2007

COMMON STOCKS (continued)

	SHARES	VALUE
COMMERCIAL SERVICES & SUPPLIES: 0.5%
Pitney Bowes, Inc.	6,975,250	$316,815,855
TRANSPORTATION: 3.6%
FedEx Corp.	12,059,250	1,263,206,438
Union Pacific Corp.(c)	11,182,100	1,264,248,226

		2,527,454,664

		4,326,922,763
INFORMATION TECHNOLOGY: 16.0%
SOFTWARE & SERVICES: 4.2%
BMC Software, Inc.(a),(c)	10,929,400	341,325,162
Citrix Systems, Inc.(a)	7,219,122	291,074,999
Computer Sciences Corp.(a),(c)	12,276,200	686,239,580
Compuware Corp.(a),(c)	19,321,600	154,959,232
EBay, Inc.(a)	17,753,400	692,737,668
Electronic Data Systems Corp.(c)	34,221,000	747,386,640

		2,913,723,281
TECHNOLOGY, HARDWARE & EQUIPMENT: 11.8%
Avaya, Inc.(a),(c)	24,886,224	422,070,359
Dell, Inc.(a)	12,100,133	333,963,671
Hewlett-Packard Co.	57,099,293	2,842,973,798
Hitachi, Ltd. ADR(b) (Japan)	10,342,000	684,019,880
Kyocera Corp. ADR(b) (Japan)	341,200	31,796,428
Molex, Inc., Class A(c)	5,068,903	128,547,380
Motorola, Inc.	110,757,600	2,052,338,328
Sun Microsystems, Inc.(a)	36,547,800	205,033,158
Tyco Electronics, Ltd.	17,482,900	619,419,147
Xerox Corp.(a),(c)	50,883,400	882,318,156

		8,202,480,305

		11,116,203,586
MATERIALS: 3.8%
Alcoa, Inc.	4,723,683	184,790,479
Cemex SAB de CV ADR(b) (Mexico)	11,123,682	332,820,566
Dow Chemical Co.	33,969,323	1,462,719,048
International Paper Co.	3,093,569	110,966,320
Nova Chemicals Corp.(b),(c) (Canada)	2,415,353	93,232,626
Rohm and Haas Co.	8,034,700	447,291,749

		2,631,820,788
TELECOMMUNICATION SERVICES: 2.9%
Sprint Nextel Corp.	61,361,900	1,165,876,100
Vodafone Group PLC ADR(b) (United Kingdom)	23,904,587	867,736,508

		2,033,612,608
TOTAL COMMON STOCKS (Cost $51,025,703,037)		$68,071,806,239

SHORT-TERM INVESTMENTS: 1.6%

	PAR VALUE	VALUE
MONEY MARKET FUND: 0.1%
SSgA Prime Money Market Fund	$69,373,393	$69,373,393
REPURCHASE AGREEMENT: 1.5%
Fixed Income Clearing Corporation(d) 4.78%, 10/1/07, maturity value $1,010,129,208	1,009,727,000	1,009,727,000

TOTAL SHORT-TERM INVESTMENTS (Cost $1,079,100,393)		$1,079,100,393

TOTAL INVESTMENTS (Cost $52,104,803,430)	99.7%	$69,150,906,632
OTHER ASSETS LESS LIABILITIES	0.3%	235,927,934

NET ASSETS	100.0%	$69,386,834,566

(a)	Non-income producing
(b)	Security issued by a foreign entity, denominated in U.S. dollars
(c)	See Notes to Portfolio of Investments regarding holdings of 5% voting securities
(d)

Repurchase agreement is collateralized by Freddie Mac 3.625%, 9/15/08; Fannie Mae 3.25%-3.75%, 7/25/08-8/15/08; and Federal Home Loan Bank 4.65%-5.25%, 6/18/08-9/26/08. Total collateral value is $1,029,927,253.

ADR: American Depository Receipt

DODGE & COX STOCK FUND ▪ PAGE 6

NOTES TO PORTFOLIO OF INVESTMENTS (unaudited)

Security valuation. The Fund’s net assets are valued as of the close of trading on the New York Stock Exchange (NYSE), generally 4:00 p.m. Eastern Time, each day that the NYSE is open for business. Stocks are valued at the official quoted close price or the last sale of the day at the close of the NYSE or, if not available, at the mean between the exchange-listed bid and ask prices for the day. A security that is listed or traded on more than one exchange is valued at the quotation on the exchange determined to be the primary market for such security. Security values are not discounted based on the size of the Fund’s position. Securities for which market quotations are not readily available are valued at fair value as determined in good faith by or at the direction of the Board of Trustees. Short-term securities are valued at amortized cost which approximates current value. All securities held by the Fund are denominated in U.S. dollars.

Security transactions. Security transactions are recorded on the trade date.

Income tax matters. At September 30, 2007, the cost of investments for federal income tax purposes was equal to the cost for financial reporting purposes. Net unrealized appreciation aggregated $17,046,103,202, of which $17,650,903,354 represented appreciated securities and $604,800,152 represented depreciated securities.

Holdings of 5% voting securities. Each of the companies listed below is considered to be an affiliate of the Fund because the Fund owned 5% or more of the company’s voting securities during the nine-month period ended September 30, 2007. Transactions during the period in securities of affiliated companies were as follows:

	Shares at Beginning of Period	Additions	Reductions	Shares at End of Period	Dividend Income(a)		Value at End of Period
American Power Conversion Corp.	13,409,652	—	(13,409,652)	—	$—		$—
Avaya, Inc.	31,094,924	6,100	(6,214,800)	24,886,224	—	(b)	422,070,359
BMC Software, Inc.	10,876,500	52,900	—	10,929,400	—	(b)	341,325,162
Cardinal Health, Inc.	24,264,150	5,100	(950,000)	23,319,250	7,876,433		1,458,152,702
Computer Sciences Corp.	12,858,900	3,400	(586,100)	12,276,200	—	(b)	686,239,580
Compuware Corp.	19,312,600	9,000	—	19,321,600	—	(b)	154,959,232
Electronic Data Systems Corp.	34,711,300	9,700	(500,000)	34,221,000	5,182,515		747,386,640
Genuine Parts Co.	8,931,300	3,500	(1,556,100)	7,378,700	9,235,084		—	(c)
Health Management Associates, Inc.	15,303,200	3,400	—	15,306,600	153,055,000		106,227,804
Interpublic Group of Companies, Inc.	27,499,200	1,305,400	—	28,804,600	—	(b)	298,991,748
Molex, Inc., Class A	—	5,068,903	—	5,068,903	532,208		128,547,380
Nova Chemicals Corp. (Canada)	4,740,470	1,400	(2,326,517)	2,415,353	956,470		—	(c)
Union Pacific Corp.	15,120,650	3,750	(3,942,300)	11,182,100	14,206,045		—	(c)
Xerox Corp.	63,334,900	12,400	(12,463,900)	50,883,400	—	(b)	882,318,156

					$191,043,755		$5,226,218,763

(a)	Net of foreign taxes, if any
(b)	Non-income producing
(c)	Company was not an affiliate at the end of the period.

Other. For more information regarding the Fund and its holdings, please see the Fund’s most recent prospectus and semi-annual report.

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DODGE & COX STOCK FUND ▪ PAGE 10

OFFICERS AND TRUSTEES

John A. Gunn, Chairman & Trustee

Chairman & Chief Executive Officer, Dodge & Cox

Kenneth E. Olivier, President & Trustee

President, Dodge & Cox

Dana M. Emery, Vice President & Trustee

Executive Vice President, Dodge & Cox

William F. Ausfahl, Independent Trustee

Former Chief Financial Officer and member of Board of Directors, The Clorox Company

L. Dale Crandall, Independent Trustee

Former President, Kaiser Foundation Health Plan and Hospitals

Thomas A. Larsen, Independent Trustee

Director, Howard, Rice, Nemerovski, Canady, Falk & Rabkin

John B. Taylor, Independent Trustee

Professor of Economics, Stanford University; Senior Fellow, Hoover Institute and former Under Secretary for International Affairs, United States Treasury

Will C. Wood, Independent Trustee

Principal, Kentwood Associates, Financial Advisers

Katherine Herrick Drake, Vice President

Vice President, Dodge & Cox

Diana S. Strandberg, Vice President

Vice President, Dodge & Cox

Roberta R.W. Kameda, Assistant Secretary

Senior Counsel, Dodge & Cox

John M. Loll, Assistant Treasurer & Assistant Secretary

Vice President & Treasurer, Dodge & Cox

David H. Longhurst, Treasurer

Assistant Treasurer, Dodge & Cox

Thomas M. Mistele, Secretary

Chief Operating Officer, Secretary & General Counsel, Dodge & Cox

Marcia P. Venegas, Chief Compliance Officer

Chief Compliance Officer, Dodge & Cox

PAGE 11 ▪ DODGE & COX STOCK FUND

International Stock Fund

www.dodgeandcox.com

For Fund literature, transactions and account information, please visit the Funds’ web site.

or write or call:

DODGE & COX FUNDS

c/o Boston Financial Data Services

P.O. Box 8422

Boston, Massachusetts 02266-8422

(800) 621-3979

INVESTMENT MANAGER

Dodge & Cox

555 California Street, 40th Floor

San Francisco, California 94104

(415) 981-1710

This report is submitted for the general information of the shareholders of the Fund. The report is not authorized for distribution to prospective investors in the Fund unless it is accompanied by a current prospectus.

This report reflects our views, opinions and portfolio holdings as of September 30, 2007, the end of the reporting period. Any such views are subject to change at any time based upon market or other conditions and Dodge & Cox disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dodge & Cox Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dodge & Cox Fund.

09/07 ISF QR       Printed on recycled paper

2007

Third Quarter Report

September 30, 2007

International Stock Fund

ESTABLISHED 2001

TICKER:  DODFX

TO OUR SHAREHOLDERS

The Dodge & Cox International Stock Fund had a total return of 0.4% for the third quarter of 2007, compared to a total return of 2.2% for the Morgan Stanley Capital International Europe, Australasia, Far East Index (MSCI EAFE). For the nine months ended September 30, 2007, the Fund had a total return of 12.4%, compared to a total return of 13.2% for the MSCI EAFE. At quarter end, the Fund had net assets of $51.7 billion with a cash position of 3.3%.

THIRD QUARTER PERFORMANCE REVIEW

The Fund underperformed the MSCI EAFE by 1.8% for the quarter.

Key Detractors From Relative Results:

■

Weak returns from the Fund’s holdings in the Materials sector (down 2% compared to up 9% for the MSCI EAFE Materials sector) hurt performance. More specifically, performance suffered due to the Fund’s underweight position in the Metals & Mining sub-sector and declines in the Fund’s Construction Materials holdings (Cemex, down 19% and Lafarge, down 16%).

■

Holdings in the Industrials sector (down 6%) hurt both absolute and relative performance in comparison to the MSCI EAFE Industrials sector (up 2%). Weak performers included Volvo (down 13%), Toto (down 16%) and Deutsche Post (down 11%).

■

Japanese investments were generally weak, with the Fund’s investments down 6% versus the MSCI EAFE’s Japanese holdings (down 1%). Weak performers included Mitsubishi UFJ (down 20%), Shinsei Bank (down 22%) and Seiko Epson (down 14%).

Key Contributors To Relative Results:

■

Investments in the Energy sector (up 11%) outperformed the MSCI EAFE Energy Sector (up 1%). This performance can be attributed to stock selection within the sector. Strong performers included Schlumberger (up 24%) and Petroleo Brasiliero (up 22%).

■	Other strong performers included Nokia (up 35%), Haci Omer Sabanci Holdings (up 28%), Sadia (up 20%) and Nestle (up 18%).

INVESTMENT STRATEGY

When selecting investments for the Fund, we look beyond short-term volatility and focus on the risk-reward outlook over a three-to-five year time frame. The core of our risk analysis is a thorough understanding of the current condition of a company in relation to its valuation. Our global industry analysts conduct extensive research into each prospective investment and actively monitor each holding in the Fund. We recognize it is impossible to accurately predict the future. Accordingly, our analysis focuses on a range of potential scenarios, from pessimistic to optimistic.

To assess the potential range of scenarios, we try to understand the durability of a business and its ability to withstand operational and financial adversity. We gauge the strength of a company’s business by seeking answers to a number of questions, including: Does the company produce a necessary good or service? What is the source of the company’s competitive advantage, and what could erode it? What technological or substitution threats does the company face? What is our assessment of the caliber and track record of management? Are current profit margins sustainable?

We evaluate a company’s financial health by analyzing the balance sheet and cash flow statement to see if financial obligations can be met if business conditions worsen materially. When appropriate, our analysts also consider debt covenants and restrictions associated with a company’s assets and liabilities.

Valuation plays a pivotal role in our analysis of downside and upside potential. A company with an excellent business franchise and attractive growth prospects is not necessarily a great investment if its valuation is too expensive. Generally, a company with a high valuation is accompanied by high expectations of continued growth and profitability. In these cases, there is often little room for disappointment. Our experience is that high valuations pose an investment risk because disappointments do occur. Therefore, we seek to invest when a company’s valuation is low in relation to its sales, earnings, assets, cash flow and other measures of underlying value.

In addition, we try to understand if management is running the company for the benefit of long-term shareholders by examining a variety of sources such as company bylaws and articles of association for potential red flags. These might indicate unequal voting rights or

PAGE 1 ▪ DODGE & COX INTERNATIONAL STOCK FUND

ways that cash flows can be siphoned to other stakeholders (e.g., management, the controlling family, or a local government).

Although we select investments one security at a time, the International Investment Policy Committee routinely reviews sector and regional weightings to ensure the portfolio is diversified.

SHORT-TERM CONCERN, LONG-TERM OPPORTUNITY

Global financial markets were extremely volatile in the third quarter. Concerns about the U.S. housing market, related losses in the subprime mortgage markets and reduced investor appetite for debt securities created uncertainty about the economic outlook. These concerns about credit markets led to lower share prices across the Financials sector. Credit Suisse, a current holding in the Fund, was not spared, with its share price down 19% from its peak in April 2007. We discuss Credit Suisse to illustrate our investment process, not to imply that we think it is more attractive than the Fund’s other holdings.

Based in Switzerland, Credit Suisse is a global leader in private banking, the second largest retail bank in Switzerland, a global investment bank and a large asset management company. Investors appear to be most worried about the outlook for the investment banking division, which generated approximately half of the company’s pre-tax profit in 2006 and has grown tremendously since 2003.

However, we believe the current valuation of approximately nine times expected earnings and less than two times book value does not give due credit to the long-term earnings prospects and franchise value of the company. In fact, we think the value of Credit Suisse’s businesses, excluding the investment bank, can justify the current share price.

In our view, its private bank division, which provides wealth management services for affluent people, should provide a growing source of earnings as wealth creation around the world continues. Credit Suisse’s retail bank business is stable with modest growth prospects. Management is implementing a program to improve profitability in the asset management division and is in the midst of a major cost cutting program in the investment bank that could help it better weather a downturn. The company’s balance sheet is also well-capitalized and conservatively funded. The combination of these factors—the attractive valuation, management attention to profitability and the strong balance sheet—lead us to believe that the risk-reward outlook appears favorable. Therefore, we took the opportunity to add to the Fund’s position as the stock price declined during the third quarter.

OUTLOOK

Despite the Fund’s underperformance in the third quarter, we are optimistic about long-term prospects for the Fund’s portfolio, but caution shareholders to have reasonable expectations for the market and the Fund’s prospective performance. In volatile periods like the most recent quarter, we are guided by our investment compass: invest with a long-term time horizon, use a strict valuation discipline, and focus on individual security analysis while paying attention to the possible downside risk of each holding. This fundamental approach has guided Dodge & Cox throughout many market cycles, and we will continue to use it diligently on your behalf in the years ahead.

Thank you for your continued confidence in our firm as a shareholder of the Dodge & Cox International Stock Fund. As always, we welcome your comments and questions.

For the Board of Trustees,

John A. Gunn, Chairman	Diana S. Strandberg, Vice President

November 2, 2007

Risks of International Investing: Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. These and other risk considerations are discussed in the Fund’s prospectus.

DODGE & COX INTERNATIONAL STOCK FUND ▪ PAGE 2

GROWTH OF $10,000 SINCE INCEPTION

FOR AN INVESTMENT MADE ON MAY 1, 2001

AVERAGE ANNUAL TOTAL RETURN

FOR PERIODS ENDING SEPTEMBER 30, 2007

	1 Year	3 Years	5 Years		Since Inception (5/1/01)
Dodge & Cox International Stock Fund	25.26%	24.97%	29.62	%*	16.64	%*
MSCI EAFE	24.87	23.25	23.55		10.84

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 1-800-621-3979 for current performance figures.

*	Expense reimbursements were paid by Dodge & Cox from the Fund’s inception through June 30, 2003 to maintain operating expenses at 0.90%. Accordingly, without the expense reimbursements, the Fund’s returns prior to June 30, 2003 would have been lower.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable on these distributions. The Morgan Stanley Capital International Europe, Australasia, Far East Index (MSCI EAFE) is a widely recognized benchmark of the world’s stock markets, excluding the United States. Index returns include dividends and, unlike Fund returns, do not reflect fees or expenses.

Morgan Stanley®, Morgan Stanley Capital International, and EAFE® are trademarks of Morgan Stanley.

PAGE 3 ▪ DODGE & COX INTERNATIONAL STOCK FUND

FUND INFORMATION	September 30, 2007

GENERAL INFORMATION
Net Asset Value Per Share	$49.09
Net Assets (billions)	$51.7
Expense Ratio (1/1/07 to 6/30/07, annualized)	0.65%
Portfolio Turnover Rate (1/1/07 to 6/30/07, unannualized)	4%
30-Day SEC Yield(a)	1.44%
Fund Inception Date	2001
No sales charges or distribution fees

Investment Manager: Dodge & Cox, San Francisco. Managed by the International Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 18 years.

ASSET ALLOCATION

PORTFOLIO CHARACTERISTICS	Fund	MSCI EAFE
Number of Stocks	94	1,139
Median Market Capitalization (billions)	$18	$6
Weighted Average Market Capitalization (billions)	$68	$63
Price-to-Earnings Ratio(b)	13.2x	13.5x
Countries Represented	22	21
Emerging Markets (Brazil, Indonesia, Israel, Mexico, South Africa, South Korea, Thailand, Turkey)	15.5%	0.0%

REGION DIVERSIFICATION	Fund	MSCI EAFE
Europe (excluding United Kingdom)	37.4%	47.1%
Japan	19.8	20.6
United Kingdom	15.9	22.3
United States	6.5	0.0
Latin America	6.4	0.0
Pacific (excluding Japan)	6.2	10.0
Africa	2.9	0.0
Middle East	0.9	0.0
Canada	0.7	0.0

TEN LARGEST HOLDINGS(c)	Fund
Novartis AG (Switzerland)	2.9%
Nokia Oyj (Finland)	2.8
HSBC Holdings PLC (United Kingdom)	2.8
Sanofi-Aventis (France)	2.6
GlaxoSmithKline PLC (United Kingdom)	2.5
Matsushita Electric Industrial Co., Ltd. (Japan)	2.3
Mitsubishi UFJ Financial Group (Japan)	2.2
Bayer AG (Germany)	2.1
Standard Chartered PLC (United Kingdom)	2.0
Norsk Hydro ASA (Norway)	2.0

SECTOR DIVERSIFICATION	Fund	MSCI EAFE
Financials	22.8%	27.9%
Consumer Discretionary	15.6	11.2
Information Technology	11.1	5.9
Materials	10.1	9.9
Energy	9.7	7.5
Health Care	8.8	6.3
Industrials	8.6	12.1
Consumer Staples	6.1	8.0
Telecommunication Services	3.5	5.8
Utilities	0.4	5.4

(a)	SEC yield is an annualization of the Fund’s net investment income per share for the 30-day period ended on the last day of the month.
(b)	Price-to-earnings (P/E) ratios are calculated using 12-month forward earnings estimates.
(c)

The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

DODGE & COX INTERNATIONAL STOCK FUND ▪ PAGE 4

PORTFOLIO OF INVESTMENTS (unaudited)	September 30, 2007

COMMON STOCKS: 94.2%

	SHARES	VALUE
CONSUMER DISCRETIONARY: 15.6%
AUTOMOBILES & COMPONENTS: 2.3%
Honda Motor Co., Ltd. ADR(b) (Japan)	23,721,300	$791,342,568
Yamaha Motor Co., Ltd.(c) (Japan)	15,200,000	387,724,720

		1,179,067,288
CONSUMER DURABLES & APPAREL: 8.2%
Consorcio Ara SAB de CV(c) (Mexico)	100,420,000	134,506,647
Corporacion Geo SAB de CV, Series B(a),(c) (Mexico)	42,105,400	184,745,748
Fujifilm Holdings Corp. (Japan)	12,086,100	558,718,417
Koninklijke Philips Electronics NV (Netherlands)	14,635,000	660,496,701
Matsushita Electric Industrial Co., Ltd. (Japan)	64,356,000	1,207,392,853
Sony Corp. (Japan)	18,037,600	874,674,026
Thomson(c) (France)	17,885,792	272,385,284
Yamaha Corp.(c) (Japan)	14,851,000	332,924,085

		4,225,843,761
MEDIA: 5.1%
Grupo Televisa SA ADR(b) (Mexico)	23,128,492	559,015,652
Liberty Global, Inc., Series A(a) (United States)	6,521,805	267,524,441
Liberty Global, Inc., Series C(a) (United States)	4,464,971	172,615,779
Naspers, Ltd.(c) (South Africa)	23,927,243	663,431,982
News Corp., Class A (United States)	45,144,892	992,736,175

		2,655,324,029

		8,060,235,078
CONSUMER STAPLES: 5.6%
FOOD & STAPLES RETAILING: 1.9%
Tesco PLC (United Kingdom)	105,964,379	952,306,832
FOOD, BEVERAGE & TOBACCO: 3.2%
Anadolu Efes Biracilik ve Malt Sanayii AS (Turkey)	19,764,582	206,324,551
Cott Corp.(a),(b),(c) (Canada)	2,228,530	17,761,384
Fomento Economico Mexicano SAB de CV ADR(b) (Mexico)	8,142,174	304,517,308
Nestle SA (Switzerland)	1,556,000	698,980,459
Tiger Brands, Ltd. (South Africa)	7,552,043	199,343,768
Unilever NV(b) (Netherlands)	7,451,700	229,884,945

		1,656,812,415
HOUSEHOLD & PERSONAL PRODUCTS: 0.5%
Aderans Holdings Co., Ltd.(c) (Japan)	5,062,700	106,000,901
Avon Products, Inc. (United States)	4,150,000	155,749,500

		261,750,401

		2,870,869,648

	SHARES	VALUE
ENERGY: 7.7%
Norsk Hydro ASA ADR(b) (Norway)	23,390,500	$1,013,978,175
Royal Dutch Shell PLC ADR(b) (United Kingdom)	12,078,400	992,602,912
Schlumberger, Ltd. (United States)	9,533,000	1,000,965,000
Total SA (France)	11,722,000	953,088,308

		3,960,634,395
FINANCIALS: 22.8%
BANKS: 14.8%
Bangkok Bank PCL Foreign (Thailand)	14,261,800	47,851,408
Bangkok Bank PCL NVDR (Thailand)	12,850,000	43,489,424
DBS Group Holdings, Ltd. (Singapore)	29,042,000	422,286,907
Grupo Financiero Banorte SAB de CV (Mexico)	43,834,600	173,536,506
HSBC Holdings PLC (United Kingdom)	77,910,000	1,441,806,596
Kasikornbank PCL Foreign (Thailand)	96,725,600	232,818,731
Kasikornbank PCL NVDR (Thailand)	77,094,600	182,192,928
Kookmin Bank ADR(b) (South Korea)	6,828,100	559,835,919
Mitsubishi UFJ Financial Group (Japan)	59,600,000	537,617,839
Mitsubishi UFJ Financial Group ADR(b) (Japan)	67,666,500	614,411,820
Royal Bank of Scotland Group PLC (United Kingdom)	63,902,916	686,412,545
Shinhan Financial Group Co., Ltd. ADR(b) (South Korea)	2,328,784	298,782,987
Shinsei Bank, Ltd.(c) (Japan)	74,153,000	233,695,085
Standard Bank Group, Ltd. (South Africa)	42,846,234	618,565,955
Standard Chartered PLC (United Kingdom)	31,755,000	1,039,530,730
The Bank of Yokohama, Ltd.(c) (Japan)	75,515,000	521,337,178

		7,654,172,558
DIVERSIFIED FINANCIALS: 2.5%
Credit Suisse Group (Switzerland)	14,935,000	991,604,466
Haci Omer Sabanci Holding AS (Turkey)	49,637,212	318,714,493

		1,310,318,959
INSURANCE: 4.6%
Aegon NV (Netherlands)	23,466,087	449,387,410
Millea Holdings, Inc. (Japan)	18,371,500	738,922,474
Swiss Life Holding (Switzerland)	1,645,000	426,703,886
Swiss Reinsurance Co. (Switzerland)	8,295,795	738,908,260

		2,353,922,030
REAL ESTATE: 0.9%
Cheung Kong Holdings, Ltd. (Hong Kong)	19,000,000	312,843,701
Hang Lung Group, Ltd. (Hong Kong)	19,506,000	111,533,114
Hang Lung Properties, Ltd. (Hong Kong)	13,176,000	58,982,975

		483,359,790

		11,801,773,337

PAGE 5 ▪ DODGE & COX INTERNATIONAL STOCK FUND

PORTFOLIO OF INVESTMENTS (unaudited)	September 30, 2007

COMMON STOCKS (continued)

	SHARES	VALUE
HEALTH CARE: 8.8%
HEALTH CARE EQUIPMENT & SERVICES: 0.7%
Mediceo Paltac Holdings Co., Ltd.(c) (Japan)	25,959,700	$396,859,210
PHARMACEUTICALS & BIOTECHNOLOGY: 8.1%
GlaxoSmithKline PLC ADR(b) (United Kingdom)	24,579,900	1,307,650,680
Novartis AG ADR(b) (Switzerland)	27,500,000	1,511,400,000
Sanofi-Aventis (France)	15,985,500	1,353,538,551

		4,172,589,231

		4,569,448,441
INDUSTRIALS: 8.6%
CAPITAL GOODS: 4.4%
Nexans SA(c) (France)	860,000	141,455,638
Schneider Electric SA (France)	7,285,000	920,380,671
Toto, Ltd.(c) (Japan)	37,907,000	274,901,241
Volvo AB (Sweden)	43,058,000	750,028,786
Wienerberger AG (Austria)	2,996,362	187,398,936
Wienerberger AG Rights(e) (Austria)	2,576,362	—

		2,274,165,272
TRANSPORTATION: 4.2%
Canadian Pacific Railway, Ltd.(b) (Canada)	1,641,169	115,357,769
Central Japan Railway Co. (Japan)	56,626	601,434,031
Deutsche Post AG (Germany)	18,550,000	539,607,892
Nippon Yusen Kabushiki Kaisha (Japan)	31,668,000	309,332,660
TNT NV (Netherlands)	13,875,249	581,690,978

		2,147,423,330

		4,421,588,602
INFORMATION TECHNOLOGY: 11.1%
SEMICONDUCTORS & SEMICONDUCTOR EQUIPMENT: 2.4%
Chartered Semiconductor Manufacturing, Ltd.(a) (Singapore)	122,102,000	89,593,524
Infineon Technologies AG(a),(c) (Germany)	57,127,800	984,867,967
Qimonda AG ADR(a),(b) (Germany)	15,800,000	178,540,000

		1,253,001,491
TECHNOLOGY, HARDWARE & EQUIPMENT: 8.7%
Brother Industries, Ltd.(c) (Japan)	19,358,500	247,742,959
Epcos AG(c) (Germany)	5,828,100	114,270,442
Fujitsu, Ltd. (Japan)	2,909,000	20,564,210
Hitachi, Ltd. (Japan)	150,318,000	1,001,116,702
Kyocera Corp. (Japan)	1,573,400	147,525,513
LG.Philips LCD Co., Ltd. ADR(a),(b) (South Korea)	8,295,800	198,601,452
Motorola, Inc. (United States)	41,700,000	772,701,000
Nokia Oyj (Finland)	38,262,500	1,454,580,293
Nortel Networks Corp.(a),(b) (Canada)	9,990,705	169,642,171
Seiko Epson Corp.(c) (Japan)	13,865,000	343,411,178

		4,470,155,920

		5,723,157,411

	SHARES	VALUE
MATERIALS: 10.1%
Akzo Nobel NV (Netherlands)	4,436,100	$365,622,890
Arkema(a),(c) (France)	5,960,263	362,993,800
BASF AG (Germany)	5,910,400	817,509,522
Bayer AG (Germany)	13,577,000	1,080,681,861
Cemex SAB de CV ADR(b) (Mexico)	21,989,482	657,925,301
Imperial Chemical Industries PLC (United Kingdom)	45,795,762	610,911,243
Lafarge SA (France)	4,821,025	746,918,688
Lanxess AG(c) (Germany)	5,842,359	277,252,690
Makhteshim-Agan Industries, Ltd.(a),(c) (Israel)	29,459,809	260,797,762
Nova Chemicals Corp.(b) (Canada)	899,836	34,733,670

		5,215,347,427
TELECOMMUNICATION SERVICES: 3.5%
Bezeq Israeli Telecommunication Corp., Ltd. (Israel)	114,395,000	195,593,243
KT Corp. ADR(b) (South Korea)	21,858,400	547,552,920
Telekomunik Indonesia ADR(b) (Indonesia)	2,523,047	123,175,154
Vodafone Group PLC ADR(b) (United Kingdom)	26,156,562	949,483,201

		1,815,804,518
UTILITIES: 0.4%
Centrica PLC (United Kingdom)	30,061,936	234,032,860

		234,032,860

TOTAL COMMON STOCKS (Cost $40,398,345,587)		$48,672,891,717

PREFERRED STOCKS: 2.5%
CONSUMER STAPLES: 0.5%
FOOD & STAPLES RETAILING: 0.5%
Sadia SA ADR(b) (Brazil)	4,939,921	$275,153,600

		275,153,600
ENERGY: 2.0%
Petroleo Brasileiro SA ADR(b) (Brazil)	11,758,400	760,768,480
Ultrapar Participacoes SA ADR(b) (Brazil)	6,819,785	264,130,273

		1,024,898,753

TOTAL PREFERRED STOCKS (Cost $520,999,166)		$1,300,052,353

DODGE & COX INTERNATIONAL STOCK FUND ▪ PAGE 6

PORTFOLIO OF INVESTMENTS (unaudited)	September 30, 2007

SHORT-TERM INVESTMENTS: 3.1%

	PAR VALUE	VALUE
COMMERCIAL PAPER: 0.9%
Macy’s, Inc.(f) 10/10/07	$50,000,000	$49,933,750
Time Warner, Inc.(f)
10/4/07	95,000,000	94,952,500
10/11/07	50,000,000	49,917,361
10/18/07	50,000,000	49,865,889
UBS Finance LLC(b) (Switzerland) 10/4/07	45,000,000	44,978,737
WellPoint, Inc.(f)
10/1/07	50,000,000	50,000,000
10/10/07	25,000,000	24,964,375
10/12/07	100,000,000	99,824,306

		464,436,918
MONEY MARKET FUND: 0.1%
SSgA Prime Money Market Fund	51,312,757	51,312,757
REPURCHASE AGREEMENT: 2.1%
Fixed Income Clearing Corporation(d) 4.78%, 10/1/07, maturity value $1,100,534,205	1,100,096,000	1,100,096,000

TOTAL SHORT-TERM INVESTMENTS (Cost $1,615,845,675)		$1,615,845,675

TOTAL INVESTMENTS (Cost $42,535,190,428)	99.8%	$51,588,789,745
OTHER ASSETS LESS LIABILITIES	0.2%	101,806,936

NET ASSETS	100.0%	$51,690,596,681

(a)	Non-income producing
(b)	Security issued by a foreign entity, denominated in U.S. dollars
(c)	See Notes to Portfolio of Investments regarding holdings of 5% voting securities
(d)

Repurchase agreement is collateralized by Freddie Mac 3.625%-5.68%, 2/15/08-8/28/17; Fannie Mae 5.25%-6.00%, 5/15/08-1/15/09; Federal Home Loan Bank 5.00%-5.45%, 2/12/08-3/9/09; and Freddie Mac Discount Note, 0.00%, 5/14/08. Total collateral value is $1,122,102,975.

(e)	Valued at fair value as determined in good faith under the direction of the fund’s Board of Trustees.
(f)

Security exempt from registration under Rule 144A of the Securities Act of 1933. The security may be resold in transactions exempt from registration, normally to qualified institutional buyers. As of September 30, 2007, all such securities in total represented $419,458,181 or 0.8% of net assets.

ADR: American Depository Receipt

GDR: Global Depository Receipt

NVDR: Non Voting Depository Receipt

PAGE 7 ▪ DODGE & COX INTERNATIONAL STOCK FUND

NOTES TO PORTFOLIO OF INVESTMENTS (unaudited)

Security valuation. The Fund’s net assets are valued as of the close of trading on the New York Stock Exchange (NYSE), generally 4:00 p.m. Eastern Time, each day that the NYSE is open for business. Listed securities are valued at the official quoted close price or the last sale on the date of determination on the principal exchange on which such securities are traded or, if not available, at the mean between the exchange listed bid and ask prices for the day. A security that is listed or traded on more than one exchange is valued at the quotation on the exchange determined to be the primary market for such security. Security values are not discounted based on the size of the Fund’s position. Short-term securities are valued at amortized cost which approximates current value.

Investments initially valued in currencies other than the U.S. dollar are converted to the U.S. dollar using prevailing exchange rates. As a result, the Fund’s net asset value (NAV) may be affected by changes in the value of currencies in relation to the U.S. dollar.

If market quotations are not readily available or if a security’s value has materially changed after the close of the security’s primary market but before the close of trading on the NYSE, the security is valued at fair value as determined in good faith by or at the direction of the Board of Trustees. The Fund may use fair value pricing in calculating its NAV when, for example, (i) the primary market for a security is closed or if trading of a security is suspended or limited, (ii) the Fund determines that the price provided by a pricing service is inaccurate or unreliable, or (iii) the Fund determines that a significant event affecting the value of a security has occurred before the close of the NYSE but after the close of the security’s primary market. An event is considered significant if there is both an affirmative expectation that the security’s value will materially change in response to the event and a reasonable basis for quantifying a resulting change in value. For securities that do not trade during NYSE hours, fair value determinations are based on analyses of market movements after the close of those securities’ primary markets, and include reviews of developments in foreign markets, the performance of U.S. securities markets, and the performance of instruments trading in U.S. markets that represent foreign securities and baskets of foreign securities. Pricing services are used to obtain closing market prices and to compute certain fair value adjustments utilizing computerized pricing models. When fair value pricing is employed, the prices of securities used by the Fund to calculate its net asset value may differ from quoted or published prices for the same securities. In addition, fair values may not reflect the price that the Fund could obtain for a security if it were to dispose of that security at the time of pricing.

Security transactions. Security transactions are recorded on the trade date.

Income tax matters. At September 30, 2007, the cost of investments for federal income tax purposes was equal to the cost for financial reporting purposes. Net unrealized appreciation aggregated $9,053,599,317, of which $10,080,769,261 represented appreciated securities and $1,027,169,944 represented depreciated securities.

DODGE & COX INTERNATIONAL STOCK FUND ▪ PAGE 8

NOTES TO PORTFOLIO OF INVESTMENTS (unaudited)

Holdings of 5% voting securities. Each of the companies listed below is considered to be an affiliate of the Fund because the Fund owned 5% or more of the company’s voting securities during the nine-month period ended September 30, 2007. Transactions during the period in securities of affiliated companies were as follows:

	Shares at Beginning of Period	Additions		Reductions	Shares at End of Period	Dividend Income(a)		Value at End of Period
Aderans Holdings Co., Ltd. (Japan)	3,005,100	2,057,600		—	5,062,700	$2,383,361		$106,000,901
Arkema (France)	3,400,263	2,560,000		—	5,960,263	—	(b)	362,993,800
Brother Industries, Ltd. (Japan)	19,244,000	2,114,500		(2,000,000)	19,358,500	3,342,859		247,742,959
Consorcio Ara SAB de CV (Mexico)	22,105,000	78,315,000	(c)	—	100,420,000	1,255,021		134,506,647
Converium Holdings AG (Switzerland)	8,918,646	—		(8,918,646)	—	1,143,371		—
Corporacion Geo SAB de CV, Series B (Mexico)	42,105,400	—		—	42,105,400	—	(b)	184,745,748
Cott Corp. (Canada)	3,830,800	—		(1,602,270)	2,228,530	—	(b)	—	(d)
Epcos AG (Germany)	5,828,100	—		—	5,828,100	1,302,129		114,270,442
Infineon Technologies AG (Germany)	47,027,800	10,100,000		—	57,127,800	—	(b)	984,867,967
Lanxess AG (Germany)	4,092,359	1,750,000			5,842,359	1,166,908		277,252,690
Makhteshim-Agan Industries, Ltd. (Israel)	29,459,809	—		—	29,459,809	—	(b)	260,797,762
Mediceo Paltac Holdings Co., Ltd. (Japan)	13,559,700	12,400,000		—	25,959,700	2,640,064		396,859,210
Naspers, Ltd. (South Africa)	—	23,927,243		—	23,927,243	5,026,090		663,431,982
Nexans SA (France)	1,866,440	—		(1,006,440)	860,000	2,588,461		—	(d)
Oce NV (Netherlands)	8,018,524	—		(8,018,524)	—	3,975,883		—
Seiko Epson Corp. (Japan)	13,406,900	684,600		(226,500)	13,865,000	3,582,818		343,411,178
Shinsei Bank, Ltd. (Japan)	74,153,000	—		—	74,153,000	1,586,029		—	(d)
The Bank of Yokohama, Ltd. (Japan)	—	75,515,000			75,515,000	3,033,183		521,337,178
Thomson (France)	15,784,838	2,100,954		—	17,885,792	8,039,828		272,385,284
Toto, Ltd. (Japan)	28,657,000	9,250,000		—	37,907,000	3,729,968		274,901,241
Yamaha Corp. (Japan)	14,851,000	—		—	14,851,000	4,483,782		332,924,085
Yamaha Motor Co., Ltd. (Japan)	—	15,200,000		—	15,200,000	421,038		387,724,720

						$49,700,793		$5,866,153,794

(a)	Net of foreign taxes, if any
(b)	Non-income producing
(c)	Represents shares obtained in a 4 for 1 stock split on March 8, 2007
(d)	Company was not an affiliate at the end of the period

Other. For more information regarding the Fund and its holdings, please see the Fund’s most recent prospectus and semi-annual report.

PAGE 9 ▪ DODGE & COX INTERNATIONAL STOCK FUND

THIS PAGE INTENTIONALLY LEFT BLANK

DODGE & COX INTERNATIONAL STOCK FUND ▪ PAGE 10

OFFICERS AND TRUSTEES

John A. Gunn, Chairman & Trustee

Chairman & Chief Executive Officer, Dodge & Cox

Kenneth E. Olivier, President & Trustee

President, Dodge & Cox

Dana M. Emery, Vice President & Trustee

Executive Vice President, Dodge & Cox

William F. Ausfahl, Independent Trustee

Former Chief Financial Officer and member of Board of Directors, The Clorox Company

L. Dale Crandall, Independent Trustee

Former President, Kaiser Foundation Health Plan and Hospitals

Thomas A. Larsen, Independent Trustee

Director, Howard, Rice, Nemerovski, Canady, Falk & Rabkin

John B. Taylor, Independent Trustee

Professor of Economics, Stanford University; Senior Fellow, Hoover Institute and former Under Secretary for International Affairs, United States Treasury

Will C. Wood, Independent Trustee

Principal, Kentwood Associates, Financial Advisers

Katherine Herrick Drake, Vice President

Vice President, Dodge & Cox

Diana S. Strandberg, Vice President

Vice President, Dodge & Cox

Roberta R.W. Kameda, Assistant Secretary

Senior Counsel, Dodge & Cox

John M. Loll, Assistant Treasurer & Assistant Secretary

Vice President & Treasurer, Dodge & Cox

David H. Longhurst, Treasurer

Assistant Treasurer, Dodge & Cox

Thomas M. Mistele, Secretary

Chief Operating Officer, Secretary & General Counsel, Dodge & Cox

Marcia P. Venegas, Chief Compliance Officer

Chief Compliance Officer, Dodge & Cox

PAGE 11 ▪ DODGE & COX INTERNATIONAL STOCK FUND

Balanced Fund

www.dodgeandcox.com

For Fund literature, transactions and account information, please visit the Funds’ web site.

or write or call:

DODGE & COX FUNDS

c/o Boston Financial Data Services

P.O. Box 8422

Boston, Massachusetts 02266-8422

(800) 621-3979

INVESTMENT MANAGER

Dodge & Cox

555 California Street, 40th Floor

San Francisco, California 94104

(415) 981-1710

This report is submitted for the general information of the shareholders of the Fund. The report is not authorized for distribution to prospective investors in the Fund unless it is accompanied by a current prospectus.

This report reflects our views, opinions and portfolio holdings as of September 30, 2007, the end of the reporting period. Any such views are subject to change at any time based upon market or other conditions and Dodge & Cox disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dodge & Cox Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dodge & Cox Fund.

09/07 BF QR       Printed on recycled paper

2007

Third Quarter Report

September 30, 2007

Balanced Fund

ESTABLISHED 1931

TICKER:  DODBX

(Closed to New Investors)

TO OUR SHAREHOLDERS

The Dodge & Cox Balanced Fund had a total return of -0.6% for the third quarter of 2007, compared to a total return of 2.4% for the Combined Index1. For the nine months ended September 30, 2007, the Fund’s total return was 4.7%, compared to 7.1% for the Combined Index. At quarter end, the Fund’s net assets of $28.8 billion were invested 66.0% in stocks, 31.4% in fixed income securities and 2.6% in cash.

THIRD QUARTER PERFORMANCE REVIEW

During the quarter, the ripple effect of the subprime mortgage market crisis was felt in nearly every segment of U.S. financial markets. Equity markets were extremely volatile and fixed income investors bid up the prices of U.S. Treasury securities at the expense of riskier corporate and mortgage-related securities. Despite the volatility, both equity and bond markets finished the quarter with small, positive returns. The Fund underperformed the Combined Index by 3.0% as both its equity and fixed income portfolios lagged the returns of their respective markets.

Equity Portfolio

The equity portion of the Fund underperformed the S&P 500’s 2.0% return for the quarter. The following factors influenced these relative returns:

■

The overall weakness of the Consumer Discretionary sector of the S&P 500 combined with the portfolio’s overweighting in this sector relative to the S&P 500 (22% versus 10%) detracted from the portfolio’s performance. The portfolio’s holdings in this sector declined 5%, with Comcast (down 14%), Time Warner (down 12%), Macy’s (down 18%) and Home Depot (down 17%) delivering particularly poor returns.

■

Weak relative returns from Health Care holdings (down 3% compared to up 1% for the S&P 500 sector) along with a higher relative weighting (19% versus 12% for the S&P 500) for this poorly performing sector also hurt the portfolio’s performance. Wyeth (down 22%) and Cardinal Health (down 11%) were notable detractors.

■	In the Information Technology sector, Compuware (down 32%) and EDS (down 21%) were especially poor performers.

Despite the underperformance of these holdings, there were some bright spots in the equity portfolio:

■	Energy holdings delivered an 11% return for the quarter. Schlumberger (up 24%) was a particularly strong contributor.
■	The Fund had a lower weighting (14%) in the poorly performing Financials sector than the S&P 500 (20%).

Fixed Income Portfolio

The fixed income portion of the Fund underperformed the Lehman Brothers Aggregate Bond Index’s (LBAG) 2.8% return for the quarter. Key detractors from the Fund’s relative fixed income performance included:

■

The portfolio held fewer U.S. Treasuries—in favor of Corporates and Mortgage-Backed Securities (MBS)— than the LBAG, and U.S. Treasury returns surpassed all other fixed income sectors during the quarter.

■

Targeting a lower relative interest rate exposure, the portfolio held Treasuries with short maturities. The total return of these holdings was considerably less than that of longer-maturity Treasuries.

■	Several corporate holdings, including Liberty Media, HCA and Dillard’s, had particularly weak returns.

Although it did not escape the performance effects of the subprime mortgage contagion, the Fund has no direct exposure to subprime MBS. The Fund does have indirect exposure to the subprime mortgage sector, primarily through certain corporate bond (and equity) holdings of finance-related entities. In light of recent events, we have reviewed each of these holdings and concluded that, with the exception of GMAC, the subprime sector does not represent a significant portion of these companies’ businesses or assets. GMAC, through a subsidiary, has more substantial operational exposure to subprime; ultimately, we believe this exposure is manageable. Based on this analysis and attractive current valuations, we have maintained (or added to) these positions.

INVESTMENT STRATEGY

Volatility in financial markets can often create long-term opportunity for the patient, disciplined investor. As prices of many types of securities gyrated over the past several

PAGE 1 ▪ DODGE & COX BALANCED FUND

months, we identified a number of investments where short-term concerns appeared to overwhelm long-term positive fundamentals.

As equity investors, we get particularly excited when we are able to identify companies at the intersection of low valuation, global reach, business franchise dominance and technological innovation. Amidst the recent market turmoil impacting the Financials sector, we believe our recent investment in American International Group (AIG) represents one such opportunity. We discuss AIG to illustrate our investment process, not to imply that we think it is more attractive than the Fund’s other holdings.

The Fund held AIG equity for many years until we sold it in 1997. We continued to follow AIG closely, but avoided investing in it as it traded at a large valuation premium to its peers. This insurance industry leader now trades at 10 times its expected 2008 earnings—comparable to its industry average. AIG provides property and casualty insurance, life insurance, and financial and asset management services in over 130 countries. In 2006, approximately half of the company’s revenues came from outside of the U.S., and it continues to expand in the developing world, especially Asia. Although its large size could present growth challenges, we believe that AIG is an attractive opportunity to own a dominant business franchise with exposure to the rapidly growing developing world.

As far as fixed income securities are concerned, we do not believe that the poor recent performance of the Corporate and MBS sectors reflects a significant deterioration in the fundamental investment attributes of the Fund’s holdings within those sectors. Consequently, we opportunistically added to several existing corporate holdings. We also established new positions in Capital One Financial and Boston Scientific; these moves resulted in a 5% increase in the fixed income portfolio’s Corporate weighting. We added to 15- and 30-year Government Sponsored Enterprise-guaranteed2 MBS, resulting in a 5% MBS portfolio weighting increase. MBS comprised a significant 48% of the fixed income portfolio at quarter end; we believe the high relative yield of these securities is particularly compelling given the protection provided by their Fannie Mae, Freddie Mac or Ginnie Mae backing2.

OUTLOOK

It remains unclear whether the upheaval in U.S. financial markets will lead to significantly slower growth in the broad economy. While the subprime situation could take some time to sort out and may have a cooling effect on near-term growth, we remain optimistic about the long-term prospects for the U.S. economy. Growth in overseas economies is generally strong and we believe the historic vitality of the U.S. economy will continue.

In volatile periods like this, we are guided by our investment compass: invest with a long-term time horizon, use a strict valuation discipline, and focus on individual security analysis while paying close attention to the possible downside risk of each holding. This fundamental approach has guided Dodge & Cox throughout many market cycles and we will continue to utilize it diligently on your behalf in the years ahead.

Thank you for your continued confidence in our firm as a shareholder of the Dodge & Cox Balanced Fund. As always, we welcome your comments and questions.

For the Board of Trustees,

John A. Gunn, Chairman	Kenneth E. Olivier, President

November 2, 2007

[1]

The Combined Index reflects an unmanaged portfolio of 60% of the Standard & Poor’s 500 Index, which is a widely recognized, unmanaged index of common stock prices, and 40% of the Lehman Brothers Aggregate Bond Index, which is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Fund may, however, invest up to 75% of its total assets in stocks.

[2]	The U.S. Government does not guarantee the Fund’s shares, yield and net asset value. The guarantee does not eliminate market risk.

DODGE & COX BALANCED FUND ▪ PAGE 2

GROWTH OF $10,000 OVER 10 YEARS

FOR AN INVESTMENT MADE ON SEPTEMBER 30, 1997

AVERAGE ANNUAL TOTAL RETURN

FOR PERIODS ENDED SEPTEMBER 30, 2007

	1 Year	5 Years	10 Years	20 Years
Dodge & Cox Balanced Fund	9.82	13.75	10.19	11.61
Combined Index	11.88	10.93	6.65	9.72
S&P 500	16.45	15.44	6.57	10.58
Lehman Brothers Aggregate Bond Index (LBAG)	5.13	4.13	5.96	7.71

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 1-800-621-3979 for current performance figures.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Lehman Brothers® is a trademark of Lehman Brothers, Inc.; Standard & Poor’s, Standard & Poor’s 500, and S&P 500® are trademarks of The McGraw-Hill Companies, Inc.

PAGE 3 ▪ DODGE & COX BALANCED FUND

FUND INFORMATION	September 30, 2007

GENERAL INFORMATION
Net Asset Value Per Share	$88.86
Net Assets (billions)	$28.8
30-Day SEC Yield(a)	2.54%
Expense Ratio (1/1/07 to 6/30/07, annualized)	0.53%
Portfolio Turnover Rate (1/1/07 to 6/30/07, unannualized)	11%
Fund Inception	1931
No sales charges or distribution fees

Investment Manager: Dodge & Cox, San Francisco. Managed by the Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 22 years, and by the Fixed Income Investment Policy Committee, whose nine members’ average tenure is 18 years.

ASSET ALLOCATION

STOCK PORTFOLIO (66.0% OF FUND)
Number of Stocks	87
Median Market Capitalization (billions)	$29
Price-to-Earnings Ratio(b)	14.1x
Foreign Stocks(c)	12.5%

FIVE LARGEST SECTORS
Consumer Discretionary	13.8%
Health Care	12.7
Information Technology	10.9
Financials	10.0
Energy	7.6

TEN LARGEST STOCK HOLDINGS(d)
Hewlett-Packard Co.	2.8%
Comcast Corp.	2.0
Chevron Corp.	2.0
Motorola, Inc.	2.0
Wal-Mart Stores, Inc.	1.9
News Corp.	1.9
Sony Corp. (Japan)	1.7
Sanofi-Aventis (France)	1.7
GlaxoSmithKline PLC (United Kingdom)	1.6
Pfizer, Inc.	1.6

FIXED INCOME PORTFOLIO (31.4% OF FUND)
Number of Fixed Income Securities	332
Effective Maturity	6.8 years
Effective Duration	4.1 years

SECTOR DIVERSIFICATION
U.S. Treasury & Government Related	3.0%
Mortgage-Related Securities	15.1
Asset-Backed Securities	0.8
Corporate	12.5

CREDIT QUALITY(e)
U.S. Government & Government Related	18.1%
Aaa	1.5
Aa	2.2
A	2.0
Baa	4.0
Ba	1.8
B	1.1
Caa	0.7
Average Quality	Aa2

FIVE LARGEST CORPORATE FIXED INCOME ISSUERS(d)
Ford Motor Credit Co.	0.9%
GMAC, LLC	0.9
HCA, Inc.	0.7
Time Warner, Inc. (AOL Time Warner)	0.7
General Electric Co.	0.7

(a)	SEC yield is an annualization of the Fund’s net investment income per share for the 30-day period ended on the last day of the month.
(b)	Price-to-earnings (P/E) ratio is calculated using 12-month forward earnings estimates.
(c)	Foreign stocks are U.S. dollar-denominated.
(d)

The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

(e)

Credit quality ratings are from Moody’s Investor Services. If no Moody’s rating is available, the Standard & Poor’s rating is reported. If unrated, the investment manager determines a comparable rating. In calculating average quality, the investment manager assigns ratings to U.S. Government and Government Related securities that are higher than the ratings assigned to securities rated Aaa. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.

DODGE & COX BALANCED FUND ▪ PAGE 4

PORTFOLIO OF INVESTMENTS (unaudited)	September 30, 2007

COMMON STOCKS: 66.0%

	SHARES	VALUE
CONSUMER DISCRETIONARY: 13.8%
AUTOMOBILES & COMPONENTS: 0.1%
Honda Motor Co., Ltd. ADR(b) (Japan)	871,400	$29,069,904
CONSUMER DURABLES & APPAREL: 4.1%
Koninklijke Philips Electronics NV(b) (Netherlands)	2,400,000	107,856,000
Matsushita Electric Industrial Co., Ltd. ADR(b) (Japan)	22,775,700	422,489,235
Nike, Inc., Class B	1,904,000	111,688,640
Sony Corp. ADR(b) (Japan)	10,333,600	496,632,816
Thomson ADR(b) (France)	1,900,000	28,956,000

		1,167,622,691
CONSUMER SERVICES: 1.3%
McDonald’s Corp.	6,992,850	380,900,540
MEDIA: 6.5%
Comcast Corp., Class A(a)	24,572,574	594,164,839
EchoStar Communications Corp.(a)	2,305,365	107,914,136
Interpublic Group of Companies, Inc.(a)	7,617,000	79,064,460
Liberty Capital, Series A(a)	633,129	79,033,493
Liberty Global, Inc., Series A(a)	264,221	10,838,345
Liberty Global, Inc., Series C(a)	391,068	15,118,689
News Corp., Class A	25,007,900	549,923,721
Time Warner, Inc.	23,584,600	433,013,256

		1,869,070,939
RETAILING: 1.8%
Gap, Inc.	6,602,800	121,755,632
Genuine Parts Co.	2,609,250	130,462,500
Home Depot, Inc.	3,900,000	126,516,000
Liberty Interactive, Series A(a)	2,587,300	49,702,033
Macy’s, Inc.	3,168,272	102,398,551

		530,834,716

		3,977,498,790
CONSUMER STAPLES: 2.3%
FOOD & STAPLES RETAILING: 1.9%
Wal-Mart Stores, Inc.	12,743,300	556,245,045
HOUSEHOLD & PERSONAL PRODUCTS: 0.4%
Avon Products, Inc.	2,647,700	99,368,181

		655,613,226
ENERGY: 7.6%
Baker Hughes, Inc.	3,941,417	356,185,854
Chevron Corp.	6,093,002	570,183,127
ConocoPhillips	3,023,000	265,328,710
Exxon Mobil Corp.	2,265,500	209,694,680
Occidental Petroleum Corp.	3,945,000	252,795,600
Royal Dutch Shell PLC ADR(b) (United Kingdom)	2,766,127	227,099,027
Schlumberger, Ltd.	2,531,821	265,841,205
Spectra Energy Corp.	1,893,600	46,355,328

		2,193,483,531

	SHARES	VALUE
FINANCIALS: 10.0%
BANKS: 2.7%
HSBC Holdings PLC(b) (United Kingdom)	2,100,000	$194,460,000
Wachovia Corp.	9,413,261	472,075,039
Wells Fargo & Co.	3,121,900	111,202,078

		777,737,117
DIVERSIFIED FINANCIALS: 3.0%
Capital One Financial Corp.	5,340,159	354,746,762
Citigroup, Inc.	6,290,900	293,596,303
Legg Mason, Inc.	1,050,000	88,504,500
SLM Corp.	2,200,000	109,274,000

		846,121,565
INSURANCE: 4.3%
Aegon NV(b) (Netherlands)	9,283,971	176,673,968
American International Group, Inc.	4,112,500	278,210,625
Chubb Corp.	3,334,224	178,847,776
Genworth Financial, Inc., Class A	2,448,000	75,227,040
Loews Corp.	3,174,100	153,467,735
The Travelers Companies, Inc.	6,352,900	319,804,986
Unum Group	2,354,900	57,624,403

		1,239,856,533

		2,863,715,215
HEALTH CARE: 12.7%
HEALTH CARE EQUIPMENT & SERVICES: 4.4%
Boston Scientific Corp.(a)	12,173,800	169,824,510
Cardinal Health, Inc.	6,491,400	405,907,242
Covidien, Ltd.	4,466,400	185,355,600
Health Management Associates, Inc.	3,900,000	27,066,000
UnitedHealth Group, Inc.	1,875,000	90,806,250
WellPoint, Inc.(a)	4,898,000	386,550,160

		1,265,509,762
PHARMACEUTICALS & BIOTECHNOLOGY: 8.3%
Bristol-Myers Squibb Co.	5,620,550	161,984,251
GlaxoSmithKline PLC ADR(b) (United Kingdom)	8,930,400	475,097,280
Johnson & Johnson	1,277,226	83,913,748
Novartis AG ADR(b) (Switzerland)	7,516,000	413,079,360
Pfizer, Inc.	19,436,367	474,830,446
Sanofi-Aventis ADR(b) (France)	11,312,400	479,872,008
Thermo Fisher Scientific, Inc.(a)	2,376,450	137,168,694
Wyeth	3,901,800	173,825,190

		2,399,770,977

		3,665,280,739
INDUSTRIALS: 4.3%
CAPITAL GOODS: 1.4%
General Electric Co.	5,962,700	246,855,780
Masco Corp.	3,251,000	75,325,670
Tyco International, Ltd.	2,066,400	91,624,176

		413,805,626

PAGE 5 ▪ DODGE & COX BALANCED FUND

PORTFOLIO OF INVESTMENTS (unaudited)	September 30, 2007

COMMON STOCKS (continued)

	SHARES	VALUE
COMMERCIAL SERVICES & SUPPLIES: 0.4%
Pitney Bowes, Inc.	2,306,650	$104,768,043
TRANSPORTATION: 2.5%
FedEx Corp.	3,440,250	360,366,187
Union Pacific Corp.	3,064,500	346,472,370

		706,838,557

		1,225,412,226
INFORMATION TECHNOLOGY: 10.9%
SOFTWARE & SERVICES: 2.9%
BMC Software, Inc.(a)	2,851,000	89,036,730
Citrix Systems, Inc.(a)	2,042,010	82,333,843
Computer Sciences Corp.(a)	3,636,400	203,274,760
Compuware Corp.(a)	6,038,700	48,430,374
EBay, Inc.(a)	5,117,600	199,688,752
Electronic Data Systems Corp.	9,533,700	208,216,008

		830,980,467
TECHNOLOGY, HARDWARE & EQUIPMENT: 8.0%
Avaya, Inc.(a)	8,976,600	152,243,136
Dell, Inc.(a)	3,231,000	89,175,600
Hewlett-Packard Co.	15,837,331	788,540,711
Hitachi, Ltd. ADR(b) (Japan)	2,690,000	177,916,600
Kyocera Corp. ADR(b) (Japan)	298,200	27,789,258
Molex, Inc., Class A	1,528,647	38,766,488
Motorola, Inc.	30,577,700	566,604,781
Sun Microsystems, Inc.(a)	10,015,900	56,189,199
Tyco Electronics, Ltd.	4,926,700	174,552,981
Xerox Corp.(a)	13,816,850	239,584,179

		2,311,362,933

		3,142,343,400
MATERIALS: 2.5%
Alcoa, Inc.	924,650	36,172,308
Cemex SAB de CV ADR(b) (Mexico)	2,880,907	86,196,737
Dow Chemical Co.	8,944,059	385,131,181
International Paper Co.	853,671	30,621,179
Nova Chemicals Corp.(b) (Canada)	953,260	36,795,836
Rohm and Haas Co.	2,540,700	141,440,769

		716,358,010
TELECOMMUNICATION SERVICES: 1.9%
Sprint Nextel Corp.	16,530,000	314,070,000
Vodafone Group PLC ADR(b) (United Kingdom)	6,575,350	238,685,205

		552,755,205
TOTAL COMMON STOCKS (Cost $13,755,786,462)		$18,992,460,342

FIXED INCOME SECURITIES: 31.4%

	PAR VALUE	VALUE
U.S. TREASURY AND GOVERNMENT RELATED: 3.0%
U.S. TREASURY: 2.0%
U.S. Treasury Notes
3.375%, 2/15/08	$200,000,000	$199,437,600
4.875%, 4/30/08	200,000,000	200,812,400
3.75%, 5/15/08	163,000,000	162,579,786

		562,829,786
GOVERNMENT RELATED: 1.0%
Arkansas Dev. Fin. Auth. GNMA Guaranteed Bonds 9.75%, 11/15/14	3,225,259	3,459,477
Small Business Administration — 504 Program
Series 96-20L, 6.70%, 12/1/16	2,169,589	2,231,173
Series 97-20F, 7.20%, 6/1/17	3,529,971	3,658,193
Series 97-20I, 6.90%, 9/1/17	4,302,395	4,447,701
Series 98-20D, 6.15%, 4/1/18	6,286,885	6,428,637
Series 98-20I, 6.00%, 9/1/18	2,965,966	3,027,624
Series 99-20F, 6.80%, 6/1/19	4,588,584	4,756,189
Series 00-20D, 7.47%, 4/1/20	12,441,671	13,059,295
Series 00-20E, 8.03%, 5/1/20	4,899,617	5,217,080
Series 00-20G, 7.39%, 7/1/20	7,676,063	8,064,636
Series 00-20I, 7.21%, 9/1/20	4,691,420	4,922,139
Series 01-20E, 6.34%, 5/1/21	11,215,564	11,578,084
Series 01-20G, 6.625%, 7/1/21	9,262,630	9,623,818
Series 03-20J, 4.92%, 10/1/23	20,012,636	19,808,331
Series 05-20F, 4.57%, 6/1/25	42,096,994	40,348,651
Series 05-20K, 5.36%, 11/1/25	35,318,090	35,506,650
Series 06-20D, 5.64%, 4/1/26	49,304,083	50,148,036
Series 06-20F, 5.82%, 6/1/26	55,274,549	56,574,767
Series 07-20F, 5.71%, 6/1/27	12,080,000	12,299,507

		295,159,988

		857,989,774
MORTGAGE-RELATED SECURITIES: 15.1%
FEDERAL AGENCY CMO & REMIC: 1.0%
Dept. of Veterans Affairs
Trust 1995-1A 1, 7.208%, 2/15/25	1,217,639	1,281,352
Trust 1995-2C 3A, 8.793%, 6/15/25	607,966	661,925
Fannie Mae
SMBS I-1, 6.50%, 4/1/09	14,505	14,506
Trust 1993-207 G, 6.15%, 4/25/23	2,088,395	2,095,565
Trust 2002-73 PM, 5.00%, 12/25/26	7,098,584	7,084,317
Trust 2002-33 A1, 7.00%, 6/25/32	4,824,551	5,012,642
Trust 2005-W4 1A2, 6.50%, 8/25/35	32,301,036	32,862,047
Trust 2001-T7 A1, 7.50%, 2/25/41	4,875,139	5,080,562
Trust 2001-T8 A1, 7.50%, 7/25/41	5,147,568	5,365,029
Trust 2001-W3 A, 7.00%, 9/25/41	1,889,010	1,939,166
Trust 2002-W6 2A1, 7.00%, 6/25/42	4,960,909	5,154,129
Trust 2002-W8 A2, 7.00%, 6/25/42	5,592,941	5,792,782
Trust 2003-W2 1A1, 6.50%, 7/25/42	10,300,612	10,593,927
Trust 2003-W2 1A2, 7.00%, 7/25/42	4,161,462	4,331,064
Trust 2003-W4 4A, 7.50%, 10/25/42	6,197,306	6,507,888

DODGE & COX BALANCED FUND ▪ PAGE 6

PORTFOLIO OF INVESTMENTS (unaudited)	September 30, 2007

FIXED INCOME SECURITIES (continued)

	PAR VALUE	VALUE
Trust 2004-T1 1A2, 6.50%, 1/25/44	$9,570,557	$9,785,978
Trust 2004-W2 5A, 7.50%, 3/25/44	22,480,818	23,716,451
Freddie Mac
Series 1512 I, 6.50%, 5/15/08	333,016	332,500
Series 2100 GS, 6.50%, 12/15/13	7,527,645	7,753,889
Series 2430 UC, 6.00%, 9/15/16	12,242,676	12,433,851
Series 1078 GZ, 6.50%, 5/15/21	1,066,055	1,089,079
Series (GN) 16 PK, 7.00%, 8/25/23	12,585,467	13,083,021
Series T-48 1A4, 5.538%, 7/25/33	77,302,665	77,667,201
Series T-051 1A, 6.50%, 9/25/43	487,875	500,856
Series T-59 1A1, 6.50%, 10/25/43	30,854,456	31,830,318

		271,970,045
FEDERAL AGENCY MORTGAGE PASS-THROUGH: 14.1%
Fannie Mae, 10 Year
6.00%, 1/1/12-10/1/14	25,068,347	25,381,523
Fannie Mae, 15 Year
5.50%, 1/1/14-1/1/21	399,897,208	400,442,864
6.00%, 12/1/13-8/1/22	660,342,468	670,134,289
6.50%, 1/1/13-11/1/18	153,891,338	157,897,759
7.00%, 12/1/07-11/1/18	13,366,151	13,828,726
7.50%, 9/1/15-8/1/17	50,960,447	52,846,525
Fannie Mae, 20 Year
5.50%, 1/1/23	16,604,489	16,437,946
6.50%, 1/1/22-10/1/26	30,471,594	31,103,225
Fannie Mae, 30 Year
5.00%, 3/1/34	244,919,844	234,453,763
5.50%, 6/1/33-8/1/35	259,905,679	255,332,922
6.00%, 8/25/32-11/1/35	517,892,353	520,949,028
6.50%, 12/1/32-8/1/37	266,425,883	272,211,094
7.50%, 8/1/10-7/1/19	51,230	52,048
8.00%, 1/1/09	17,935	18,074
Fannie Mae, Hybrid ARM
3.849%, 6/1/34	54,639,252	54,072,179
4.124%, 1/1/35	19,782,750	19,926,126
4.437%, 7/1/33	29,378,333	29,052,664
4.67%, 9/1/34	17,794,829	17,700,144
4.753%, 1/1/35-3/1/35	29,592,730	29,393,535
4.755%, 12/1/34	16,851,481	16,692,559
4.835%, 8/1/35	11,229,384	11,156,635
5.033%, 7/1/35	133,957,714	134,256,714
5.054%, 7/1/35	47,815,123	47,944,081
5.30%, 1/1/36	54,868,884	54,799,435
5.574%, 5/1/36	53,039,657	53,354,392
Fannie Mae, Multifamily DUS
Pool 555728, 4.019%, 8/1/13	382,147	359,776
Pool 555162, 4.834%, 1/1/13	17,403,640	17,071,562
Pool 760762, 4.89%, 4/1/12	16,115,000	15,901,605
Pool 555316, 4.917%, 2/1/13	4,369,938	4,303,065
Pool 735387, 4.925%, 4/1/15	13,756,888	13,368,179
Pool 555148, 4.975%, 1/1/13	4,664,635	4,603,484
Pool 555806, 5.081%, 10/1/13	3,492,554	3,452,506
Pool 461628, 5.32%, 4/1/14	10,436,385	10,420,131

	PAR VALUE	VALUE
Pool 462086, 5.355%, 11/1/15	$28,391,626	$28,499,923
Pool 545316, 5.636%, 12/1/11	4,806,981	4,874,472
Pool 323350, 5.662%, 11/1/08	1,646,548	1,646,312
Pool 545387, 5.897%, 1/1/12	6,007,839	6,146,643
Pool 545685, 5.931%, 4/1/12	23,194,691	23,824,379
Pool 545258, 5.94%, 11/1/11	968,565	990,988
Pool 380735, 5.965%, 10/1/08	16,146,323	16,166,774
Pool 323492, 6.028%, 1/1/09	3,948,967	3,964,993
Freddie Mac, 30 Year
8.00%, 2/1/08-11/1/10	15,500	15,602
8.25%, 2/1/17	4,338	4,344
8.75%, 5/1/10	14,518	14,882
Freddie Mac Gold, 15 Year
5.50%, 8/1/14-1/1/17	27,235,576	27,258,078
6.00%, 10/1/13-10/1/18	135,875,945	137,895,129
6.50%, 7/1/14-3/1/18	60,221,485	61,639,738
7.00%, 5/1/08-4/1/15	1,215,698	1,233,642
7.75%, 7/25/21	1,387,626	1,451,525
Freddie Mac Gold, 20 Year 6.50%, 10/1/26	58,473,540	59,661,841
Freddie Mac Gold, 30 Year
5.00%, 8/1/33	94,628,212	90,615,653
6.00%, 6/1/35	53,476,880	53,846,694
6.50%, 9/1/18-4/1/33	109,575,159	112,293,901
7.47%, 3/17/23	369,613	385,106
8.50%, 1/1/23	41,563	44,407
Freddie Mac Gold, Hybrid ARM
3.809%, 5/1/34	19,822,408	19,465,880
4.809%, 10/1/35	30,128,566	29,979,241
4.844%, 5/1/35	92,763,410	91,495,054
5.384%, 11/1/35	53,686,581	53,867,742
6.327%, 11/1/36	39,078,920	39,809,886
Ginnie Mae, 30 Year
7.50%, 11/15/24-10/15/25	4,498,293	4,709,381
7.97%, 4/15/20-1/15/21	2,191,048	2,314,777

		4,063,035,545
PRIVATE LABEL CMO & REMIC SECURITIES: 0.0%(e)
Union Planters Mortgage Finance Corp. 7.70%, 12/25/24	3,672,582	3,812,238

		4,338,817,828
ASSET-BACKED SECURITIES: 0.8%
STUDENT LOAN: 0.8%
SLM Student Loan Trust
Series 2006-3 A2, 5.36%, 1/25/16	3,832,313	3,833,225
Series 2006-09 A2, 5.36%, 4/25/17	44,300,000	44,276,787
Series 2007-2 A2, 5.36%, 7/25/17	124,000,000	124,050,703
Series 2006-10 A2, 5.37%, 10/25/17	65,000,000	65,027,677

		237,188,392

PAGE 7 ▪ DODGE & COX BALANCED FUND

PORTFOLIO OF INVESTMENTS (unaudited)	September 30, 2007

FIXED INCOME SECURITIES (continued)

	PAR VALUE	VALUE
CORPORATE: 12.5%
FINANCIALS: 4.2%
Bank of America 5.30%, 3/15/17	$61,000,000	$59,170,549
BankAmerica Capital II(c) 8.00%, 12/15/26 (callable)	17,355,000	18,043,820
BankAmerica Capital VI(c) 5.625%, 3/8/35	10,000,000	8,932,860
BankAmerica Capital XI(c) 6.625%, 5/23/36	41,040,000	41,523,069
Boston Properties, Inc.
6.25%, 1/15/13	49,070,000	50,436,476
5.625%, 4/15/15	29,500,000	28,786,716
5.00%, 6/1/15	2,890,000	2,709,497
Capital One Financial Corp. 6.75%, 9/15/17	76,630,000	78,464,216
CIGNA Corp.
7.00%, 1/15/11	14,705,000	15,462,219
6.375%, 10/15/11	17,820,000	18,336,049
7.65%, 3/1/23	9,745,000	10,581,764
7.875%, 5/15/27	12,970,000	14,492,640
8.30%, 1/15/33	9,050,000	10,488,226
6.15%, 11/15/36	5,500,000	5,200,536
General Electric Co. FRN 5.486%, 11/1/12	190,000,000	187,490,860
Health Net, Inc. 6.375%, 6/1/17	18,675,000	17,952,856
HSBC Holdings PLC(b) (United Kingdom)
6.50%, 5/2/36	23,000,000	23,237,912
6.50%, 9/15/37	45,000,000	45,293,940
JPMorgan Chase (Bank One) Capital III(c) 8.75%, 9/1/30	28,187,000	33,634,842
JPMorgan Chase Capital XVII(c) 5.85%, 8/1/35	5,955,000	5,327,808
Kaupthing Bank(b),(d) (Iceland) 7.125%, 5/19/16	65,060,000	65,660,439
Safeco Corp.
4.875%, 2/1/10	15,131,000	15,165,635
7.25%, 9/1/12	13,672,000	14,679,941
The Travelers Companies, Inc.
8.125%, 4/15/10 (St. Paul)	19,885,000	21,349,908
5.00%, 3/15/13 (Travelers)	10,250,000	10,018,391
5.50%, 12/1/15	9,160,000	8,946,389
6.25%, 6/20/16	22,000,000	22,575,124
5.75%, 12/15/17	21,660,000	21,463,349
Unum Group
7.625%, 3/1/11	15,330,000	16,321,269
6.85%, 11/15/15(d) (Unum Finance PLC)	10,200,000	10,402,776
7.19%, 2/1/28 (Unum)	8,500,000	8,236,364
7.25%, 3/15/28 (Provident Companies)	12,130,000	12,405,897

	PAR VALUE	VALUE
6.75%, 12/15/28 (Unum)	$27,430,000	$26,709,743
7.375%, 6/15/32	19,470,000	20,230,420
Wachovia Corp. FRN 5.49%, 4/23/12	186,000,000	184,395,750
WellPoint, Inc.
5.00%, 12/15/14	13,070,000	12,442,078
5.25%, 1/15/16	77,600,000	74,178,150
5.875%, 6/15/17	1,275,000	1,266,029

		1,222,014,507
INDUSTRIALS: 7.2%
AT&T Corp. 8.00%, 11/15/31	111,400,000	135,541,160
Boston Scientific Corp.
5.45%, 6/15/14	24,085,000	21,616,287
6.40%, 6/15/16	21,905,000	19,988,312
Comcast Corp.
5.30%, 1/15/14	63,050,000	61,213,480
5.85%, 11/15/15	26,500,000	26,280,633
5.90%, 3/15/16	22,880,000	22,760,566
6.50%, 1/15/17	27,500,000	28,367,927
6.30%, 11/15/17	14,810,000	15,053,388
Cox Communications, Inc.
5.45%, 12/15/14	75,530,000	73,272,710
5.50%, 10/1/15	15,265,000	14,729,565
5.875%, 12/1/16(d)	25,145,000	24,715,398
Dillard’s, Inc.
6.30%, 2/15/08	6,000,000	5,947,500
7.85%, 10/1/12	14,000,000	13,475,000
7.13%, 8/1/18	10,831,000	9,504,203
7.875%, 1/1/23	8,860,000	8,051,525
7.75%, 7/15/26	50,000	45,063
7.75%, 5/15/27	550,000	495,688
7.00%, 12/1/28	15,486,000	12,872,737
Dow Chemical Co.
4.027%, 9/30/09(d)	33,950,000	33,257,590
6.00%, 10/1/12	5,800,000	5,945,331
7.375%, 11/1/29	35,170,000	38,485,863
Ford Motor Credit Co.
7.375%, 2/1/11	166,700,000	159,735,774
7.25%, 10/25/11	118,160,000	110,729,390
GMAC, LLC
7.75%, 1/19/10	6,145,000	6,095,004
6.875%, 9/15/11	201,105,000	191,384,389
6.875%, 8/28/12	20,691,000	19,372,988
8.00%, 11/1/31	45,915,000	45,046,380
HCA, Inc.
8.75%, 9/1/10	27,750,000	28,096,875
7.875%, 2/1/11	23,798,000	23,381,535
6.95%, 5/1/12	50,090,000	46,708,925
6.30%, 10/1/12	11,400,000	10,245,750
6.25%, 2/15/13	47,740,000	42,249,900
6.75%, 7/15/13	27,400,000	24,660,000
5.75%, 3/15/14	20,420,000	17,127,275

DODGE & COX BALANCED FUND ▪ PAGE 8

PORTFOLIO OF INVESTMENTS (unaudited)	September 30, 2007

FIXED INCOME SECURITIES (continued)

	PAR VALUE	VALUE
6.50%, 2/15/16	$22,000,000	$18,700,000
Lafarge SA(b) (France) 6.50%, 7/15/16	33,715,000	34,208,885
Liberty Media Corp.
8.50%, 7/15/29	32,630,000	32,985,961
4.00%, 11/15/29 (exchangeable)	18,975,000	12,238,875
8.25%, 2/1/30	25,143,000	24,640,140
3.75%, 2/15/30 (exchangeable)	35,755,000	20,737,900
Lockheed Martin Corp.
7.65%, 5/1/16	18,500,000	20,799,957
7.75%, 5/1/26	8,500,000	9,915,853
6.15%, 9/1/36	7,000,000	7,101,529
Macy’s, Inc.
7.625%, 8/15/13	5,900,000	6,214,694
7.45%, 10/15/16	9,300,000	9,651,912
6.90%, 4/1/29	6,000,000	5,642,856
6.90%, 1/15/32	54,484,000	51,192,077
6.70%, 7/15/34	21,275,000	19,569,830
Time Warner, Inc. (AOL Time Warner)
7.625%, 4/15/31	107,980,000	117,448,226
7.70%, 5/1/32	79,490,000	87,281,133
Wyeth
5.50%, 2/1/14	70,724,000	70,328,228
5.50%, 2/15/16	10,665,000	10,447,541
5.45%, 4/1/17	35,000,000	34,214,810
Xerox Corp.
7.125%, 6/15/10	18,425,000	19,137,550
6.875%, 8/15/11	135,655,000	140,785,608
6.40%, 3/15/16	10,000,000	10,123,690

		2,059,821,366
TRANSPORTATION: 1.1%
Burlington Northern Santa Fe Railway
4.30%, 7/1/13	7,320,000	6,902,848
8.251%, 1/15/21	1,350,058	1,538,391
4.967%, 4/1/23	13,274,493	12,606,808
5.72%, 1/15/24	25,818,507	25,803,375
5.629%, 4/1/24	29,771,230	29,582,675
5.342%, 4/1/24	19,387,326	19,265,192
5.996%, 4/1/24	25,163,000	26,005,817
Consolidated Rail Corp.
6.76%, 5/25/15	3,385,937	3,570,674
CSX Transportation, Inc.
9.75%, 6/15/20	5,351,000	6,822,434
FedEx Corp.
6.72%, 7/15/23	16,722,122	17,537,083
Norfolk Southern Corp.
7.70%, 5/15/17	13,000,000	14,517,867
9.75%, 6/15/20	7,389,000	9,686,410
Union Pacific Corp.
6.125%, 1/15/12	15,720,000	16,106,256
6.50%, 4/15/12	3,550,000	3,680,062
5.375%, 5/1/14	2,935,000	2,876,435

	PAR VALUE	VALUE
4.875%, 1/15/15	$8,320,000	$7,866,019
6.33%, 1/2/20	33,981,213	36,030,620
5.866%, 7/2/30	36,921,430	38,337,367
6.176%, 1/2/31	23,175,000	24,091,021

		302,827,354

		3,584,663,227

TOTAL FIXED INCOME SECURITIES (Cost $9,025,335,960)		$9,018,659,221

SHORT-TERM INVESTMENTS: 2.0%
COMMERCIAL PAPER: 0.6%
Macy’s, Inc.(d)
10/10/07	35,000,000	34,953,625
Time Warner, Inc.(d)
10/4/07	28,000,000	27,986,000
10/11/07	33,000,000	32,945,459
10/18/07	35,000,000	34,906,122
WellPoint, Inc.(d)
10/9/07	33,000,000	32,957,100

		163,748,306
MONEY MARKET FUND: 0.1%
SSgA Prime Money Market Fund	28,639,590	28,639,590
REPURCHASE AGREEMENT: 1.3%
Fixed Income Clearing Corporation(f)
4.78%, 10/1/07, maturity value $374,520,124	374,371,000	374,371,000

TOTAL SHORT-TERM INVESTMENTS (Cost $566,758,896)		$566,758,896

TOTAL INVESTMENTS (Cost $23,347,881,318)	99.4%	$28,577,878,459
OTHER ASSETS LESS LIABILITIES	0.6%	179,748,878

NET ASSETS	100.0%	$28,757,627,337

(a)	Non-income producing
(b)	Security issued by a foreign entity, denominated in U.S. dollars
(c)	Cumulative preferred security
(d)

Security exempt from registration under Rule 144A of the Securities Act of 1933. The security may be resold in transactions exempt from registration, normally to qualified institutional buyers. As of September 30, 2007, all such securities in total represented $297,784,509 or 1.0% of net assets.

(e)	Rounds to 0.0%
(f)	Repurchase agreement is collateralized by Fannie Mae 6.00%, 5/15/08 and Federal Home Loan Bank 4.78%, 10/1/07; total collateral value is $381,863,066.

When two issuers are identified, the first name refers to the acquirer/successor obligor or guarantor, and the second name (within the parentheses) refers to the original issuer of the instrument.

ADR: American Depository Receipt

ARM: Adjustable Rate Mortgage

CMO: Collateralized Mortgage Obligation

DUS: Delegated Underwriting and Servicing

FRN: Floating Rate Note

REMIC: Real Estate Mortgage Investment Conduit

PAGE 9 ▪ DODGE & COX BALANCED FUND

NOTES TO PORTFOLIO OF INVESTMENTS (unaudited)

Security valuation. The Fund’s net assets are valued as of the close of trading on the New York Stock Exchange (NYSE), generally 4:00 p.m. Eastern Time, each day that the NYSE is open for business. Stocks are valued at the official quoted close price or the last sale of the day at the close of the NYSE or, if not available, at the mean between the exchange-listed bid and ask prices for the day. A security that is listed or traded on more than one exchange is valued at the quotation on the exchange determined to be the primary market for such security. Fixed income securities with original maturities of one year or more are priced on the basis of valuations furnished by pricing services which utilize both dealer-supplied valuations and electronic data processing techniques. Under certain circumstances, fixed income securities that are not valued by pricing services are temporarily valued by the investment manager utilizing both dealer-supplied valuations and electronic data processing techniques. Valuations of fixed income securities take into account appropriate factors such as institutional-size trading markets in similar groups of securities, yield, quality, coupon rate, maturity, type of issue, trading characteristics and other market data and do not rely exclusively upon exchange or over-the-counter listed prices. Security values are not discounted based on the size of the Fund’s position. Securities for which market quotations are not readily available are valued at fair value as determined in good faith by or at the direction of the Board of Trustees. Short-term securities are valued at amortized cost which approximates current value. All securities held by the Fund are denominated in U.S. dollars.

Security transactions. Security transactions are recorded on the trade date.

Income tax matters. At September 30, 2007, the cost of investments for federal income tax purposes was equal to the cost for financial reporting purposes. Net unrealized appreciation aggregated $5,229,997,141, of which $5,486,086,324 represented appreciated securities and $256,089,183 represented depreciated securities.

Other. For more information regarding the Fund and its holdings, please see the Fund’s most recent prospectus and semi-annual report.

DODGE & COX BALANCED FUND ▪ PAGE 10

OFFICERS AND TRUSTEES

John A. Gunn, Chairman & Trustee

Chairman & Chief Executive Officer, Dodge & Cox

Kenneth E. Olivier, President & Trustee

President, Dodge & Cox

Dana M. Emery, Vice President & Trustee

Executive Vice President, Dodge & Cox

William F. Ausfahl, Independent Trustee

Former Chief Financial Officer and member of Board of Directors, The Clorox Company

L. Dale Crandall, Independent Trustee

Former President, Kaiser Foundation Health Plan and Hospitals

Thomas A. Larsen, Independent Trustee

Director, Howard, Rice, Nemerovski, Canady, Falk & Rabkin

John B. Taylor, Independent Trustee

Professor of Economics, Stanford University; Senior Fellow, Hoover Institute and

former Under Secretary for International Affairs, United States Treasury

Will C. Wood, Independent Trustee

Principal, Kentwood Associates, Financial Advisers

Katherine Herrick Drake, Vice President

Vice President, Dodge & Cox

Diana S. Strandberg, Vice President

Vice President, Dodge & Cox

Roberta R.W. Kameda, Assistant Secretary

Senior Counsel, Dodge & Cox

John M. Loll, Assistant Treasurer & Assistant Secretary

Vice President & Treasurer, Dodge & Cox

David H. Longhurst, Treasurer

Assistant Treasurer, Dodge & Cox

Thomas M. Mistele, Secretary

Chief Operating Officer, Secretary & General Counsel, Dodge & Cox

Marcia P. Venegas, Chief Compliance Officer

Chief Compliance Officer, Dodge & Cox

PAGE 11 ▪ DODGE & COX BALANCED FUND

Income Fund

www.dodgeandcox.com

For Fund literature, transactions and account

information, please visit the Funds’ web site.

or write or call:

DODGE & COX FUNDS

c/o Boston Financial Data Services

P.O. Box 8422

Boston, Massachusetts 02266-8422

(800) 621-3979

INVESTMENT MANAGER

Dodge & Cox

555 California Street, 40th Floor

San Francisco, California 94104

(415) 981-1710

This report is submitted for the general information of the shareholders of the Fund. The report is not authorized for distribution to prospective investors in the Fund unless it is accompanied by a current prospectus.

This report reflects our views, opinions and portfolio holdings as of September 30, 2007, the end of the reporting period. Any such views are subject to change at any time based upon market or other conditions and Dodge & Cox disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dodge & Cox Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dodge & Cox Fund.

09/07 IF QR       Printed on recycled paper

2007

Third Quarter Report

September 30, 2007

Income Fund

ESTABLISHED 1989

TICKER:  DODIX

TO OUR SHAREHOLDERS

The Dodge & Cox Income Fund had a total return of 2.1% for the third quarter of 2007, compared to 2.8% for the Lehman Brothers Aggregate Bond Index (LBAG). For the nine months ended September 30, 2007, the Fund’s total return was 3.3%, compared to 3.9% for the LBAG. At quarter end, the Fund had net assets of $15.5 billion with a cash position of 4.6%.

THIRD QUARTER MARKET COMMENTARY

During the quarter, the ripple effect of the subprime mortgage market crisis was felt in nearly every segment of U.S. financial markets as investors sought the safety of U.S. Treasury securities and demanded significantly higher incremental yield to hold securities with any credit or mortgage-related risk. Overall liquidity declined substantially during this time, and certain markets were meaningfully disrupted (e.g., the asset-backed commercial paper market). The net result was lower Treasury yields by approximately 30-100 basis points (bps)1 and significantly higher yield premiums among corporate bonds and Mortgage-Backed Securities (MBS).

Several central banks took steps to restore liquidity to financial systems. Of note, the Federal Reserve’s Federal Open Market Committee lowered the discount rate twice (by 50 bps each time) to 5.25% and lowered the target Federal Funds rate by 50 bps to 4.75% at its September meeting, its first cut of this rate in four years. In taking such action, the Federal Reserve hopes to stem the effects of tighter credit conditions and the housing market slowdown on the broad economy without triggering inflation down the road. Nevertheless, the subprime problem may be with us for some time.

The unsettled market conditions created a wide divergence in performance among the three major sectors of the U.S. bond market. The Lehman Treasury Index returned 3.8% for the quarter; in contrast, the Lehman Corporate Index returned 1.8% and underperformed comparable Treasuries by 2.4%, the worst one-quarter relative performance in five years. Many investors became concerned that tighter credit conditions, higher corporate borrowing costs and a general slowing of economic growth would lead to lower corporate profits and creditworthiness. The Lehman MBS Index returned 2.6% but underperformed comparable Treasuries by 0.9%, the worst one-quarter relative performance in four years. Yield premiums of these higher quality (Government Sponsored Enterprise “GSE”-guaranteed) MBS rose in a spillover effect from the subprime market worries.

THIRD QUARTER PERFORMANCE REVIEW

The Fund underperformed the LBAG by 0.7% for the quarter. The following factors influenced relative returns.

■	The Fund held fewer U.S. Treasuries (in favor of corporates and MBS) than the LBAG, and U.S. Treasury returns surpassed all other fixed income sectors during the quarter.
■	Targeting a lower relative interest rate exposure, the Fund held Treasuries with short maturities. The total return of these holdings was considerably less than that of longer-maturity Treasuries.
■	Several Corporate holdings, including Liberty Media, HCA and Dillard’s, had particularly weak returns.

Although the Fund did not escape the performance effects of the subprime mortgage contagion, it suffered no performance effect due to any direct investment in subprime MBS deals. As we have stated in the past, the Fund has no direct exposure to subprime mortgage-backed securities—the Fund’s MBS are backed by a Fannie Mae, Freddie Mac or Ginnie Mae guarantee of payment of principal and interest on the securities, even in the event of delinquent or missed payments on the mortgage loans that underlie them2.

The Fund does have indirect exposure to the subprime mortgage sector, primarily through certain corporate bond holdings of finance-related entities. In light of recent events, we have reviewed each of these holdings and concluded that, with the exception of GMAC, the subprime sector does not represent a significant portion of these companies’ businesses or assets. GMAC, through a subsidiary, has more substantial operational exposure to subprime; ultimately, we believe this exposure is manageable. Based on this analysis and attractive current valuations, we have maintained (or added to) these positions.

INVESTMENT STRATEGY

We invest the Fund’s assets with an extended, three-to-five year investment horizon. Historically, we have found greater total return (price return plus earned income) opportunities for the Fund within the higher-yielding Corporate and MBS sectors. Given this approach, it is not unusual for a market environment like the one experienced during the quarter to lead to short-term Fund underperformance. Nevertheless, this short-term performance setback has not diminished our appreciation for the attractive long-term prospects of the Fund’s

PAGE 1 ■ DODGE & COX INCOME FUND

corporate and MBS holdings. What follows is a brief discussion on why a long-term investment horizon is critical in making investment decisions for the Fund and why we find these higher-yielding sectors of the market so attractive from a long-term total return standpoint.

Corporate and MBS securities offer higher yields than comparable U.S. Treasuries as compensation for the various risks (e.g., credit, prepayment, liquidity, structural) they carry. Over time, this yield advantage can provide an enhanced stream of income relative to lower-yielding, less risky alternatives such as U.S. Treasuries and can mitigate the effect of adverse price movements, such as those observed in the third quarter. The passage of time is a critical part of this process. To illustrate this, the following is a very simplified illustration of the interplay between security yield, income, and price change. This example does not incorporate a wide range of issuer and market risk factors that could materially change, for better or worse, the total return on a security.

If a corporate security offers an annual yield-to-maturity that is 2% greater than a comparable U.S. Treasury security and the corporate security’s price fell by 1% over a hypothetical three-month period while the U.S. Treasury price was unchanged, the corporate security’s total return would significantly lag that of the U.S. Treasury. The corporate security’s income advantage ( 1/2%, which is 2% per year divided by 4) over this short time period would be outweighed by its relative price decline (1%). However, keeping all other assumptions the same and simply extending the timeframe for these changes from one quarter to one year, the passage of time allows the corporate security’s higher yield to provide a greater income benefit (2%), and the total return of the corporate security (2% more income less 1% price decline) outpaces that of the U.S Treasury. Again, the actual outcome will depend on a variety of risk factors, which we strive to understand when making our investment decisions.

We do not believe that the poor relative performance of the Corporate and MBS sectors reflects a significant deterioration in the fundamental investment attributes of the Fund’s holdings within these sectors. We continually monitor these holdings and, in our opinion, most of their recent weakness is attributable to liquidity or “contagion” issues related to the subprime mortgage market difficulties.

Considered in this light, recent market volatility has created many attractive opportunities for the patient, long-term investor. Consequently, we established positions in two new corporate issuers, Capital One

Financial and Boston Scientific, and added to several existing holdings, resulting in a 3% increase in the Corporate weighting. In the MBS sector, we added to 15- and 30-year GSE-guaranteed2 MBS, resulting in a 2% MBS weighting increase. MBS comprised a significant 46% of the Fund at quarter end; we believe the high relative yield of these securities is particularly compelling given the protection provided by the Fannie Mae, Freddie Mac and Ginnie Mae backing2.

OUTLOOK

It remains unclear whether the upheaval in U.S. financial markets will lead to significantly slower growth in the broad economy. Headwinds to U.S. economic growth include the deteriorating housing market and somewhat higher corporate borrowing costs. Nevertheless, global demand is robust and the U.S. labor market remains reasonably solid. The recent decline in market interest rates seems to incorporate expectations for a significantly weakened economy and lower inflation. We are less pessimistic about the prospects for U.S. growth and believe the current level of long-term interest rates is low in relation to the likely levels of future inflation. Therefore, we continue to position the Fund’s duration (a measure of interest rate exposure) below that of the LBAG.

As always, we focus our fundamental research efforts on monitoring existing Fund holdings and identifying new securities that may have favorable risk/reward profiles and the potential for attractive long-term total returns.

Thank you for your continued confidence in our firm as a shareholder of the Dodge & Cox Income Fund. As always, we welcome your comments and questions.

For the Board of Trustees,

John A. Gunn, Chairman	Dana M. Emery, Vice President

November 2, 2007

[1]	One basis point is equal to 1/100th of 1%.
[2]	The U.S. Government does not guarantee the Fund’s shares, yield and net asset value. The guarantee does not eliminate market risk.

DODGE & COX INCOME FUND ■ PAGE 2

GROWTH OF $10,000 OVER 10 YEARS

FOR AN INVESTMENT MADE ON SEPTEMBER 30, 1997

AVERAGE ANNUAL TOTAL RETURN

FOR PERIODS ENDED SEPTEMBER 30, 2007

	1 Year	5 Years	10 Years
Dodge & Cox Income Fund	5.10%	4.54%	6.18%
Lehman Brothers Aggregate Bond Index (LBAG)	5.13	4.13	5.96

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 1-800-621-3979 for current performance figures.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. The Lehman Brothers Aggregate Bond Index is an unmanaged index of investment-grade fixed income securities. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Lehman Brothers® is a trademark of Lehman Brothers, Inc.

PAGE 3 ■ DODGE & COX INCOME FUND

FUND INFORMATION	September 30, 2007

GENERAL INFORMATION
Net Asset Value Per Share	$12.51
Net Assets (billions)	$15.5
30-Day SEC Yield(a)	5.53%
Expense Ratio (1/1/07 to 6/30/07, annualized)	0.44%
Portfolio Turnover Rate (1/1/07 to 6/30/07, unannualized)	13%
Fund Inception	1989
No sales charges or distribution fees

Investment Manager: Dodge & Cox, San Francisco. Managed by the Fixed Income Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 18 years, and by the Investment Policy Committee, whose 12 members’ (for fixed income decisions) average tenure is 21 years.

ASSET ALLOCATION

PORTFOLIO CHARACTERISTICS	Fund	LBAG
Number of Fixed Income Securities	462	9093
Effective Maturity (years)	6.6	7.3
Effective Duration (years)	4.1	4.6

FIVE LARGEST CORPORATE ISSUERS(c)	Fund
GMAC, LLC	3.1%
Ford Motor Credit Co.	3.0
Time Warner, Inc. (AOL Time Warner)	2.2
HCA, Inc.	2.2
Comcast Corp.	1.7

SECTOR DIVERSIFICATION	Fund	LBAG
U.S. Treasury & Government Related	12.2%	33.0%
Mortgage-Related Securities	46.4	38.1
Asset-Backed Securities/CMBS(b)	2.4	6.6
Corporate	34.4	18.9
Non-Corporate Yankee	0.0	3.4
Cash Equivalents	4.6	0.0

CREDIT QUALITY(d)	Fund	LBAG
U.S. Government & Government Related	58.5%	71.1%
Aaa	2.7	8.6
Aa	5.5	5.2
A	5.8	7.5
Baa	11.7	7.6
Ba	5.5	0.0
B	3.5	0.0
Caa	2.2	0.0
Cash Equivalents	4.6	0.0
Average Quality	Aa2	Aa1

MATURITY DIVERSIFICATION	Fund	LBAG
0-1 Years to Maturity	10.3%	0.0%
1-5	44.6	40.6
5-10	32.6	47.8
10-15	1.8	3.3
15-20	1.1	2.1
20-25	7.4	2.8
25 and Over	2.2	3.4

a)	SEC yield is an annualization of the Fund’s net investment income per share for the 30-day period ended on the last day of the month.
(b)	CMBS refers to commercial mortgage-backed securities, which are a component of the LBAG but not currently held by the Fund.
(c)

The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

(d)

The Fund’s credit quality ratings are from Moody’s Investor Services. If no Moody’s rating is available, the Standard & Poor’s rating is reported. If unrated, the investment manager determines a comparable rating. The LBAG’s credit quality ratings are from Lehman Brothers and reference Moody’s, Standard & Poor’s and Fitch ratings. The LBAG’s methodology for calculating average credit quality differs from that used by the Fund. Applying the LBAG methodology, the Fund’s average credit quality would be Aa3. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.

DODGE & COX INCOME FUND ■ PAGE 4

PORTFOLIO OF INVESTMENTS (unaudited)	September 30, 2007

FIXED INCOME SECURITIES: 95.4%

	PAR VALUE	VALUE
U.S. TREASURY AND GOVERNMENT RELATED: 12.2%
U.S. TREASURY: 9.2%
U.S. Treasury Notes
3.00%, 11/15/07	$276,500,000	$276,175,942
3.00%, 2/15/08	150,000,000	149,390,700
4.875%, 4/30/08	175,000,000	175,710,850
3.25%, 8/15/08	200,000,000	198,546,800
3.125%, 10/15/08	325,000,000	322,029,175
3.25%, 1/15/09	300,000,000	297,398,400

		1,419,251,867
GOVERNMENT RELATED: 3.0%
Small Business Administration — 504 Program
Series 91-20K, 8.25%, 11/1/11	313,153	318,810
Series 92-20B, 8.10%, 2/1/12	232,166	237,422
Series 92-20C, 8.20%, 3/1/12	484,898	496,880
Series 92-20D, 8.20%, 4/1/12	459,859	468,246
Series 92-20G, 7.60%, 7/1/12	858,594	876,138
Series 92-20H, 7.40%, 8/1/12	542,208	553,362
Series 92-20I, 7.05%, 9/1/12	681,452	694,735
Series 92-20J, 7.00%, 10/1/12	1,146,356	1,164,377
Series 92-20K, 7.55%, 11/1/12	1,150,143	1,172,745
Series 92-20L, 7.45%, 12/1/12	521,484	532,099
Series 93-20B, 7.00%, 2/1/13	728,724	743,122
Series 93-20C, 6.50%, 3/1/13	2,462,651	2,504,431
Series 93-20D, 6.75%, 4/1/13	942,006	957,270
Series 93-20E, 6.55%, 5/1/13	3,488,989	3,543,773
Series 93-20F, 6.65%, 6/1/13	1,059,856	1,078,139
Series 93-20L, 6.30%, 12/1/13	1,768,867	1,797,411
Series 94-20A, 6.50%, 1/1/14	1,839,362	1,873,581
Series 94-20D, 7.70%, 4/1/14	570,609	590,070
Series 94-20E, 7.75%, 5/1/14	2,125,799	2,186,232
Series 94-20F, 7.60%, 6/1/14	1,244,663	1,280,211
Series 94-20G, 8.00%, 7/1/14	873,210	901,915
Series 94-20H, 7.95%, 8/1/14	709,514	733,523
Series 94-20I, 7.85%, 9/1/14	924,820	956,581
Series 94-20K, 8.65%, 11/1/14	802,860	833,234
Series 94-20L, 8.40%, 12/1/14	684,910	710,643
Series 95-20A, 8.50%, 1/1/15	208,320	216,622
Series 95-20C, 8.10%, 3/1/15	593,146	616,528
Series 97-20E, 7.30%, 5/1/17	1,590,562	1,649,390
Series 97-20J, 6.55%, 10/1/17	2,187,379	2,248,244
Series 98-20C, 6.35%, 3/1/18	8,051,287	8,262,234
Series 98-20H, 6.15%, 8/1/18	2,680,548	2,742,999
Series 98-20L, 5.80%, 12/1/18	1,615,160	1,643,160
Series 99-20C, 6.30%, 3/1/19	1,903,488	1,948,655
Series 99-20G, 7.00%, 7/1/19	4,365,907	4,542,665
Series 99-20I, 7.30%, 9/1/19	1,391,248	1,456,403
Series 01-20G, 6.625%, 7/1/21	10,912,618	11,338,145
Series 01-20L, 5.78%, 12/1/21	26,345,424	26,860,780
Series 02-20L, 5.10%, 12/1/22	6,423,963	6,366,060
Series 04-20L, 4.87%, 12/1/24	7,667,731	7,524,225

	PAR VALUE	VALUE
Series 05-20B, 4.625%, 2/1/25	$9,871,706	$9,518,115
Series 05-20C, 4.95%, 3/1/25	6,685,999	6,501,033
Series 05-20E, 4.84%, 5/1/25	20,042,148	19,593,414
Series 05-20G, 4.75%, 7/1/25	17,879,053	17,325,819
Series 05-20I, 4.76%, 9/1/25	20,436,442	19,814,645
Series 06-20A, 5.21%, 1/1/26	20,650,132	20,603,356
Series 06-20B, 5.35%, 2/1/26	5,992,769	6,037,918
Series 06-20C, 5.57%, 3/1/26	30,759,591	31,161,247
Series 06-20G, 6.07%, 7/1/26	52,838,683	54,628,853
Series 06-20J, 5.37%, 10/1/26	18,154,082	18,224,937
Series 06-20L, 5.12%, 12/1/26	14,094,747	13,928,939
Series 07-20A, 5.32%, 1/1/27	27,830,504	27,845,658
Series 07-20C, 5.23%, 3/1/27	42,213,896	42,186,297
Series 07-20D, 5.32%, 4/1/27	43,610,000	43,984,584
Series 07-20G, 5.82%, 7/1/27	30,445,000	31,156,089

		467,131,964

		1,886,383,831
MORTGAGE-RELATED SECURITIES: 46.4%
FEDERAL AGENCY CMO & REMIC: 3.4%
Dept. of Veterans Affairs
Trust 1995-2D 4A, 9.293%, 5/15/25	421,802	468,651
Trust 1997-2Z, 7.50%, 6/15/27	30,947,029	32,787,124
Trust 1998-1 1A, 8.181%, 10/15/27	1,163,998	1,241,041
Fannie Mae
Trust 1994-72 J, 6.00%, 6/25/23	5,895,098	5,919,770
Trust 1998-58 PX, 6.50%, 9/25/28	2,851,670	2,956,079
Trust 1998-58 PC, 6.50%, 10/25/28	16,820,137	17,436,324
Series 2001-69 PQ, 6.00%, 12/25/31	24,926,666	25,268,413
Trust 2002-33 A1, 7.00%, 6/25/32	5,481,690	5,695,401
Trust 2001-T4 A1, 7.50%, 7/25/41	4,826,738	5,080,325
Trust 2001-T10 A1, 7.00%, 12/25/41	7,796,641	8,074,463
Trust 2002-90 A1, 6.50%, 6/25/42	10,426,273	10,718,258
Trust 2002-W6 2A1, 7.00%, 6/25/42	8,855,620	9,200,533
Trust 2002-W8 A2, 7.00%, 6/25/42	4,497,625	4,658,329
Trust 2003-W2 1A2, 7.00%, 7/25/42	26,901,011	27,997,373
Trust 2003-W4 3A, 7.00%, 10/25/42	8,103,279	8,413,547
Trust 2003-07 A1, 6.50%, 12/25/42	11,127,681	11,443,973
Trust 2003-W1 1A1, 6.50%, 12/25/42	16,524,500	16,967,958
Trust 2003-W1 2A, 7.50%, 12/25/42	7,546,123	7,912,165
Trust 2004-W2 5A, 7.50%, 3/25/44	35,545,534	37,499,255
Trust 2004-W8 3A, 7.50%, 6/25/44	21,204,320	22,372,182
Trust 2005-W1 1A3, 7.00%, 10/25/44	18,941,185	19,815,791
Trust 2001-79 BA, 7.00%, 3/25/45	2,458,899	2,556,673
Trust 2006-W1 1A1, 6.50%, 12/25/45	2,565,041	2,652,614
Trust 2006-W1 1A2, 7.00%, 12/25/45	16,931,497	17,813,633
Trust 2006-W1 1A3, 7.50%, 12/25/45	273,338	290,375
Trust 2006-W1 1A4, 8.00%, 12/25/45	20,446,177	21,964,882
Trust 2007-W10 1A, 6.183%, 8/25/47	113,299,021	114,246,088
Trust 2007-W10 2A, 6.157%, 8/25/47	28,857,530	29,088,592

PAGE 5 ■ DODGE & COX INCOME FUND

PORTFOLIO OF INVESTMENTS (unaudited)	September 30, 2007

FIXED INCOME SECURITIES (continued)

	PAR VALUE	VALUE
Freddie Mac
Series 1565 G, 6.00%, 8/15/08	$750,136	$749,091
Series 1601 PJ, 6.00%, 10/15/08	3,419,650	3,414,789
Series 2439 LG, 6.00%, 9/15/30	8,365,831	8,424,334
Series 3312 AB, 6.50%, 6/15/32	36,024,472	37,134,281
Series T-48 1A, 7.092%, 7/25/33	7,591,431	7,893,522
Ginnie Mae
7.25%, 7/16/28	2,575,692	2,621,632

		530,777,461
FEDERAL AGENCY MORTGAGE PASS-THROUGH: 42.9%
Fannie Mae, 10 Year
5.425%, 6/1/17	36,554,502	36,541,556
6.00%, 11/1/16	20,950,261	21,252,409
Fannie Mae, 15 Year
5.50%, 9/1/14-1/1/22	450,288,285	450,674,594
6.00%, 4/1/13-8/1/22	1,113,170,634	1,129,414,365
6.50%, 11/1/12-11/1/18	177,133,420	181,747,223
7.00%, 7/1/08-12/1/11	1,227,797	1,253,092
7.50%, 11/1/14-8/1/17	17,549,815	18,203,469
Fannie Mae, 20 Year
6.50%, 4/1/19-10/1/24	60,917,140	62,608,223
Fannie Mae, 30 Year
4.50%, 8/1/33-11/1/33	122,084,379	113,545,758
5.00%, 11/1/33-3/1/34	302,445,383	289,521,081
5.50%, 10/1/33-8/1/35	436,035,261	428,349,356
6.00%, 11/1/28-11/1/35	1,216,885,535	1,224,357,804
6.50%, 12/1/32-9/1/37	269,137,010	274,636,936
7.00%, 4/1/32	3,561,864	3,711,220
8.00%, 1/1/12-8/1/22	130,524	134,131
Fannie Mae, Hybrid ARM
4.122%, 12/1/36	33,956,760	33,609,583
4.227%, 9/1/34	18,325,445	18,303,239
4.259%, 1/1/35	18,549,381	18,227,760
4.485%, 1/1/35	14,802,829	14,380,025
4.488%, 1/1/35	58,851,348	58,217,690
4.50%, 6/1/35-7/1/35	26,811,920	26,556,797
4.543%, 8/1/34	23,415,427	23,072,696
4.599%, 10/1/34	21,935,162	21,676,856
4.655%, 8/1/35	20,604,390	20,433,353
4.665%, 1/1/36	39,778,093	39,467,873
4.704%, 8/1/34	5,434,760	5,430,824
4.73%, 7/1/35	16,746,377	16,583,674
4.763%, 7/1/35	17,193,990	17,029,635
4.767%, 10/1/35	29,831,152	29,608,235
4.769%, 11/1/36	23,940,350	23,748,636
4.797%, 8/1/35	51,606,786	51,254,911
4.814%, 1/1/36	32,490,825	32,237,723
4.867%, 12/1/35	19,574,641	19,395,085
4.878%, 10/1/35	16,417,317	16,328,789
4.995%, 4/1/35	27,388,916	27,299,618
5.008%, 9/1/35	22,437,804	22,330,703
5.039%, 7/1/35	124,217,763	124,514,112

	PAR VALUE	VALUE
5.092%, 7/1/35	$17,868,780	$17,766,901
5.253%, 1/1/37	29,917,280	29,975,950
Fannie Mae, Multifamily DUS
Pool 760744, 4.75%, 3/1/15	13,590,000	13,018,769
Pool 555162, 4.834%, 1/1/13	17,030,705	16,705,743
Pool 555191, 4.866%, 2/1/13	15,752,957	15,466,813
Pool 888015, 5.549%, 11/1/16	47,906,624	47,588,389
Pool 555172, 5.677%, 12/1/12	2,568,319	2,606,396
Pool 545987, 5.88%, 9/1/12	25,087,289	25,711,633
Pool 545685, 5.931%, 4/1/12	22,094,979	22,694,812
Pool 545708, 6.055%, 5/1/12	2,521,350	2,589,700
Pool 545547, 6.087%, 3/1/12	13,073,348	13,448,160
Pool 545209, 6.135%, 10/1/11	24,898,212	25,615,905
Pool 545059, 6.224%, 5/1/11	22,487,523	23,150,345
Pool 545179, 6.249%, 9/1/11	16,924,079	17,476,321
Pool 323822, 6.379%, 7/1/09	1,191,347	1,207,900
Freddie Mac, 30 Year
7.50%, 10/1/08	416	416
8.00%, 1/1/08-5/1/09	850	851
Freddie Mac Gold, 10 Year
6.00%, 9/1/16	10,803,139	10,964,865
Freddie Mac Gold, 15 Year
5.50%, 11/1/13-10/1/20	154,006,808	153,874,552
6.00%, 4/1/13-2/1/22	191,615,850	194,323,180
6.50%, 2/1/11-9/1/18	66,370,974	68,094,858
7.00%, 11/1/08-3/1/12	1,259,976	1,289,593
Freddie Mac Gold, 20 Year
5.50%, 11/1/23	71,493,997	70,730,420
6.00%, 7/1/25	17,432,392	17,586,335
6.50%, 7/1/21-10/1/26	47,331,306	48,322,153
Freddie Mac Gold, 30 Year
4.50%, 7/1/33	26,086,012	24,279,445
6.00%, 2/1/33-3/1/35	110,222,174	110,857,486
6.50%, 5/1/17-9/1/37	107,656,745	109,690,301
7.00%, 4/1/31	21,753,379	22,620,160
7.90%, 2/17/21	2,527,868	2,652,768
Freddie Mac Gold, Hybrid ARM
4.149%, 1/1/35	15,960,287	15,690,482
4.164%, 3/1/35	11,203,815	11,041,651
4.33%, 8/1/34	12,725,393	12,532,118
4.41%, 9/1/35	31,646,055	31,169,225
4.497%, 4/1/35	8,606,087	8,551,700
4.591%, 4/1/36	36,865,788	36,661,193
4.678%, 8/1/35	16,510,197	16,427,762
4.725%, 2/1/34-8/1/35	82,932,196	82,243,952
4.825%, 2/1/35	12,149,572	11,967,277
4.856%, 10/1/35	21,929,979	21,872,596
4.866%, 1/1/36	22,761,737	22,530,930
5.131%, 1/1/36	69,128,310	68,976,218
5.175%, 5/1/37	28,433,912	28,348,563
5.308%, 1/1/37	37,256,772	37,287,262
5.343%, 7/1/37	70,189,915	70,011,502

DODGE & COX INCOME FUND ■ PAGE 6

PORTFOLIO OF INVESTMENTS (unaudited)	September 30, 2007

FIXED INCOME SECURITIES (continued)

	PAR VALUE	VALUE
5.484%, 3/1/37	$47,639,967	$47,863,991
5.559%, 4/1/37	68,581,098	69,011,000
5.863%, 8/1/36	27,773,511	28,070,380
5.908%, 1/1/36	21,311,719	21,382,521
Ginnie Mae, 15 Year
7.00%, 4/15/09	234,416	236,450
Ginnie Mae, 30 Year
7.00%, 5/15/28	2,015,912	2,114,222
7.50%, 9/15/17-5/15/25	6,752,307	7,073,498
7.80%, 6/15/20-1/15/21	1,744,078	1,830,888

		6,658,865,535
PRIVATE LABEL CMO & REMIC SECURITIES: 0.1%
GSMPS Mortgage Loan Trust
8.50%, 6/25/34(b)	12,951,118	13,941,919

		7,203,584,915
ASSET-BACKED SECURITIES: 2.4%
STUDENT LOAN: 2.4%
SLM Student Loan Trust
Series 2007-2 A2, 5.36%, 7/25/17	183,000,000	183,074,829
Series 2006-3 A4, 5.44%, 7/25/19	56,000,000	55,997,200
Series 2006-7 A2, 5.35%, 10/25/16	37,871,078	37,890,634
Series 2006-8 A2, 5.36%, 10/25/16	35,000,000	34,934,970
Series 2007-1 A1, 5.33%, 4/25/12	19,368,352	19,375,302
Series 2006-4 A2, 5.36%, 4/25/18	15,341,299	15,340,993
Series 2007-3 A2, 5.37%, 10/25/17	10,000,000	10,004,139
Series 2005-10 A2, 5.37%, 4/27/15	9,801,162	9,800,574

		366,418,641
CORPORATE: 34.4%
FINANCIALS: 9.4%
Bank of America
5.30%, 3/15/17	105,000,000	101,850,945
BankAmerica Capital II(a)
8.00%, 12/15/26 (callable)	14,550,000	15,127,489
BankAmerica Capital VI(a)
5.625%, 3/8/35	21,450,000	19,160,985
BankAmerica Capital XI(a)
6.625%, 5/23/36	64,360,000	65,117,561
Boston Properties, Inc.
6.25%, 1/15/13	60,782,000	62,474,625
5.625%, 4/15/15	34,860,000	34,017,116
5.00%, 6/1/15	17,319,000	16,237,295
Capital One Financial Corp.
6.75%, 9/15/17	130,000,000	133,111,680
CIGNA Corp.
7.00%, 1/15/11	13,665,000	14,368,665
6.375%, 10/15/11	28,755,000	29,587,716
7.65%, 3/1/23	3,597,000	3,905,860
7.875%, 5/15/27	27,840,000	31,108,334
8.30%, 1/15/33	7,375,000	8,547,035
6.15%, 11/15/36	38,000,000	35,930,976

	PAR VALUE	VALUE
Health Net, Inc.
6.375%, 6/1/17	$29,000,000	$27,878,599
HSBC Holdings PLC(c) (United Kingdom)
6.50%, 5/2/36	41,875,000	42,308,155
6.50%, 9/15/37	71,700,000	72,168,344
JPMorgan Chase (Bank One) Capital III(a)
8.75%, 9/1/30	26,355,000	31,448,763
JPMorgan Chase Capital XV(a)
5.875%, 3/15/35	14,625,000	13,138,705
JPMorgan Chase Capital XVII(a)
5.85%, 8/1/35	22,090,000	19,763,437
Kaupthing Bank(b),(c) (Iceland)
7.125%, 5/19/16	107,308,000	108,298,345
Safeco Corp.
4.875%, 2/1/10	15,150,000	15,184,678
7.25%, 9/1/12	18,122,000	19,458,008
The Travelers Companies, Inc.
8.125%, 4/15/10 (St. Paul)	21,575,000	23,164,409
5.00%, 3/15/13 (Travelers)	17,118,000	16,731,202
5.50%, 12/1/15	14,067,000	13,738,958
6.25%, 6/20/16	44,360,000	45,519,659
5.75%, 12/15/17	35,955,000	35,628,565
Unum Group
7.625%, 3/1/11	20,894,000	22,245,048
6.85%, 11/15/15(b) (Unum Finance PLC)	21,150,000	21,570,462
7.19%, 2/1/28 (Unum)	11,640,000	11,278,974
7.25%, 3/15/28 (Provident Companies)	25,680,000	26,264,092
6.75%, 12/15/28 (Unum)	18,760,000	18,267,400
7.375%, 6/15/32	31,040,000	32,252,298
Wachovia Corp. FRN 5.49%, 4/23/12	135,000,000	133,835,625
WellPoint, Inc.
6.375%, 1/15/12	7,662,000	7,952,390
5.00%, 12/15/14	15,610,000	14,860,049
5.25%, 1/15/16	121,440,000	116,084,982

		1,459,587,429
INDUSTRIALS: 21.9%
AT&T Corp. 8.00%, 11/15/31	182,915,000	222,553,961
Boston Scientific Corp.
5.45%, 6/15/14	32,375,000	29,056,562
6.25%, 11/15/15	15,000,000	13,650,000
6.40%, 6/15/16	46,602,000	42,524,325
Comcast Corp.
5.30%, 1/15/14	75,040,000	72,854,235
5.85%, 11/15/15	24,960,000	24,753,381
5.90%, 3/15/16	33,925,000	33,747,911
6.50%, 1/15/17	41,870,000	43,191,459
6.30%, 11/15/17	31,360,000	31,875,370
5.875%, 2/15/18	52,600,000	51,739,517

PAGE 7 ■ DODGE & COX INCOME FUND

PORTFOLIO OF INVESTMENTS (unaudited)	September 30, 2007

FIXED INCOME SECURITIES (continued)

	PAR VALUE	VALUE
Cox Communications, Inc.
5.45%, 12/15/14	$105,760,000	$102,599,257
5.875%, 12/1/16(b)	75,790,000	74,495,128
Dillard’s, Inc.
6.625%, 11/15/08	4,985,000	4,891,531
9.50%, 9/1/09	550,000	560,313
7.13%, 8/1/18	24,015,000	21,073,162
7.75%, 7/15/26	21,666,000	19,526,483
7.75%, 5/15/27	12,803,000	11,538,704
7.00%, 12/1/28	28,825,000	23,960,781
Dow Chemical Co.
4.027%, 9/30/09(b)	54,087,000	52,983,896
6.00%, 10/1/12	9,875,000	10,122,438
7.375%, 11/1/29	29,739,000	32,542,823
Ford Motor Credit Co.
7.375%, 2/1/11	273,233,000	261,818,145
7.25%, 10/25/11	220,905,000	207,013,168
General Electric Co. 5.00%, 2/1/13	34,994,000	34,688,362
GMAC, LLC
6.875%, 9/15/11	329,925,000	313,977,745
6.875%, 8/28/12	43,000,000	40,260,911
8.00%, 11/1/31	118,605,000	116,361,231
HCA, Inc.
8.75%, 9/1/10	54,920,000	55,606,500
7.875%, 2/1/11	54,800,000	53,841,000
6.95%, 5/1/12	141,385,000	131,841,512
6.25%, 2/15/13	39,655,000	35,094,675
6.75%, 7/15/13	29,463,000	26,516,700
5.75%, 3/15/14	28,700,000	24,072,125
6.50%, 2/15/16	19,690,000	16,736,500
Lafarge SA(c) (France) 6.50%, 7/15/16	53,500,000	54,283,712
Liberty Media Corp.
8.50%, 7/15/29	32,360,000	32,713,015
4.00%, 11/15/29 (exchangeable)	25,675,000	16,560,375
8.25%, 2/1/30	65,665,000	64,351,700
3.75%, 2/15/30 (exchangeable)	44,370,000	25,734,600
Lockheed Martin Corp.
7.65%, 5/1/16	15,025,000	16,892,938
6.15%, 9/1/36	16,684,000	16,925,988
Macy’s, Inc.
7.625%, 8/15/13	7,155,000	7,536,633
7.00%, 2/15/28	29,325,000	27,919,922
6.70%, 9/15/28	20,550,000	18,745,114
6.90%, 4/1/29	21,315,000	20,046,246
6.90%, 1/15/32	24,815,000	23,315,678
6.70%, 7/15/34	60,490,000	55,641,787
Nordstrom, Inc.
6.95%, 3/15/28	12,620,000	13,198,337
Time Warner, Inc. (AOL Time Warner)
7.625%, 4/15/31	168,188,000	182,935,565
7.70%, 5/1/32	147,423,000	161,872,518

	PAR VALUE	VALUE
Wyeth
5.50%, 2/1/14	$110,715,000	$110,095,439
5.50%, 2/15/16	15,000,000	14,694,150
5.45%, 4/1/17	47,445,000	46,380,619
Xerox Corp.
9.75%, 1/15/09	17,375,000	18,248,771
7.125%, 6/15/10	77,900,000	80,912,627
6.875%, 8/15/11	52,625,000	54,615,330
6.40%, 3/15/16	25,510,000	25,825,533
7.20%, 4/1/16	17,996,000	18,773,751
6.75%, 2/1/17	46,241,000	47,329,837

		3,393,619,996
TRANSPORTATION: 3.1%
Burlington Northern Santa Fe Railway
4.30%, 7/1/13	7,883,000	7,433,764
4.875%, 1/15/15	7,835,000	7,438,714
7.57%, 1/2/21	22,292,592	25,018,530
8.251%, 1/15/21	7,003,425	7,980,403
5.72%, 1/15/24	31,277,410	31,259,080
5.629%, 4/1/24	44,364,230	44,083,251
5.342%, 4/1/24	10,423,041	10,357,379
5.996%, 4/1/24	54,625,000	56,454,626
CSX Transportation, Inc.
9.75%, 6/15/20	10,272,000	13,096,625
FedEx Corp.
6.72%, 7/15/23	24,193,870	25,372,970
7.65%, 7/15/24	2,895,580	3,237,649
Norfolk Southern Corp.
7.70%, 5/15/17	29,475,000	32,916,472
9.75%, 6/15/20	14,188,000	18,599,376
Union Pacific Corp.
6.50%, 4/15/12	12,337,000	12,788,991
5.375%, 5/1/14	22,886,000	22,429,333
4.875%, 1/15/15	10,764,000	10,176,662
6.85%, 1/2/19	7,497,817	7,858,237
6.70%, 2/23/19	10,566,468	11,111,064
7.60%, 1/2/20	1,702,509	1,921,860
6.061%, 1/17/23	16,525,773	17,153,422
4.698%, 1/2/24	6,064,331	5,645,616
5.082%, 1/2/29	10,973,554	10,392,445
5.866%, 7/2/30	61,205,740	63,552,980
6.176%, 1/2/31	41,772,000	43,423,091

		489,702,540

		5,342,909,965

TOTAL FIXED INCOME SECURITIES (Cost $14,816,115,015)		$14,799,297,352

DODGE & COX INCOME FUND ■ PAGE 8

PORTFOLIO OF INVESTMENTS (unaudited)	September 30, 2007

SHORT-TERM INVESTMENTS: 2.2%

	PAR VALUE	VALUE
COMMERCIAL PAPER: 0.7%
Time Warner, Inc.(b)
10/4/07	$15,000,000	$14,992,500
10/11/07	17,000,000	16,971,903
10/16/07	24,000,000	23,941,000
10/18/07	15,000,000	14,959,767
UBS Finance LLC(c) (Switzerland) 10/4/07	15,000,000	14,992,912
WellPoint, Inc.(b)
10/9/07	17,000,000	16,977,900
10/17/07	11,000,000	10,973,844

		113,809,826
MONEY MARKET FUND: 0.1%
SSgA Prime Money Market Fund	15,328,254	15,328,254
REPURCHASE AGREEMENT: 1.4%
Fixed Income Clearing Corporation(d)
4.78%, 10/1/07, maturity value $215,058,631	214,973,000	214,973,000

TOTAL SHORT-TERM INVESTMENTS (Cost $344,111,080)		$344,111,080

TOTAL INVESTMENTS (Cost $15,160,226,095)	97.6%	$15,143,408,432
OTHER ASSETS LESS LIABILITIES	2.4%	366,499,822

NET ASSETS	100.0%	$15,509,908,254

(a)	Cumulative preferred security
(b)

Security exempt from registration under Rule 144A of the Securities Act of 1933. The security may be resold in transactions exempt from registration, normally to qualified institutional buyers. As of September 30, 2007, all such securities in total represented $370,106,664 or 2.4% of net assets.

(c)	Security issued by a foreign entity, denominated in U.S. dollars
(d)	Repurchase agreement is collateralized by Federal Home Loan Bank 3.625%-5.45%, 9/26/08-12/18/08; total collateral value is $219,277,116.

When two issuers are identified, the first name refers to the acquirer/successor obligor or guarantor, and the second name (within the parentheses) refers to the original issuer of the instruments.

ARM: Adjustable Rate Mortgage

CMO: Collateralized Mortgage Obligation

DUS: Delegated Underwriting and Servicing

FRN: Floating Rate Note

REMIC: Real Estate Mortgage Investment Conduit

PAGE 9 ■ DODGE & COX INCOME FUND

NOTES TO PORTFOLIO OF INVESTMENTS (unaudited)

Security valuation. The Fund’s net assets are valued as of the close of trading on the New York Stock Exchange (NYSE), generally 4:00 p.m. Eastern Time, each day that the NYSE is open for business. Fixed income securities with original maturities of one year or more are priced on the basis of valuations furnished by pricing services which utilize both dealer-supplied valuations and electronic data processing techniques. Under certain circumstances, fixed income securities that are not valued by pricing services are temporarily valued by the investment manager utilizing both dealer-supplied valuations and electronic data processing techniques. Valuations of fixed income securities take into account appropriate factors such as institutional-size trading markets in similar groups of securities, yield, quality, coupon rate, maturity, type of issue, trading characteristics and other market data and do not rely exclusively upon exchange or over-the-counter listed prices. Security values are not discounted based on the size of the Fund’s position. Securities for which market quotations are not readily available are valued at fair value as determined in good faith by or at the direction of the Board of Trustees. Short-term securities are valued at amortized cost which approximates current value. All securities held by the Fund are denominated in U.S. dollars.

Security transactions. Security transactions are recorded on the trade date.

Income tax matters. At September 30, 2007, the cost of investments for federal income tax purposes was equal to the cost for financial reporting purposes. Net unrealized depreciation aggregated $16,817,663, of which $124,116,686 represented appreciated securities and $140,934,349 represented depreciated securities.

Other. For more information regarding the Fund and its holdings, please see the Fund’s most recent prospectus and semi-annual report.

DODGE & COX INCOME FUND ■ PAGE 10

OFFICERS AND TRUSTEES

John A. Gunn, Chairman & Trustee

Chairman & Chief Executive Officer, Dodge & Cox

Kenneth E. Olivier, President & Trustee

President, Dodge & Cox

Dana M. Emery, Vice President & Trustee

Executive Vice President, Dodge & Cox

William F. Ausfahl, Independent Trustee

Former Chief Financial Officer and member of Board of Directors, The Clorox Company

L. Dale Crandall, Independent Trustee

Former President, Kaiser Foundation Health Plan and Hospitals

Thomas A. Larsen, Independent Trustee

Director, Howard, Rice, Nemerovski, Canady, Falk & Rabkin

John B. Taylor, Independent Trustee

Professor of Economics, Stanford University; Senior Fellow, Hoover Institute and

former Under Secretary for International Affairs, United States Treasury

Will C. Wood, Independent Trustee

Principal, Kentwood Associates, Financial Advisers

Katherine Herrick Drake, Vice President

Vice President, Dodge & Cox

Diana S. Strandberg, Vice President

Vice President, Dodge & Cox

Roberta R.W. Kameda, Assistant Secretary

Senior Counsel, Dodge & Cox

John M. Loll, Assistant Treasurer & Assistant Secretary

Vice President & Treasurer, Dodge & Cox

David H. Longhurst, Treasurer

Assistant Treasurer, Dodge & Cox

Thomas M. Mistele, Secretary

Chief Operating Officer, Secretary & General Counsel, Dodge & Cox

Marcia P. Venegas, Chief Compliance Officer

Chief Compliance Officer, Dodge & Cox

PAGE 11 ■ DODGE & COX INCOME FUND